UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The Veolia Environnement second update to the 2005 document de référence (the “Reference Document”) was filed with the Autorité des marchés financiers on September 26, 2006 under number D.06-0231-A02. The Reference Document has been registered with AMF and prepared by the issuer and engages the liability of the signatories. This document is a free translation that is made available to offerees outside of France pursuant to Article 19(3) of the Directive 2003/71/CE dated November 4, 2003.

2005 Reference Document

Second update

This update of the 2005 document de référence (the “Reference Document) was filed with the Autorité des marchés financiers (AMF) on September 26, 2006, pursuant to Article 212-13, paragraph 4 of the general regulations of AMF. It supplements the 2005 Reference document of Veolia Environnement filed with the AMF on April 6, 2006 pursuant to Article 211-13 of its general regulations under no. D.06-0231, and supplemented by an update filed with the AMF on July 26, 2006 under number D.06-0231-A01.

The reference document and its updates may be used in connection with a financial transaction if supplemented by an offering memorandum (note d’opération) approved by the AMF.

1. Persons assuming responsibility for the reference document and the financial statements audit

1.1 PERSON ASSUMING RESPONSIBILITY FOR THE INFORMATION INCLUDED IN THE DOCUMENT

Mr. Henri PROGLIO, Chairman and Chief Executive Officer of Veolia Environnement.

1.2 CERTIFICATION

To the best of our knowledge, after having taken all reasonable steps to this effect, all of the information in this update of the reference document is true and accurate; this document contains all the information necessary to enable investors to form an opinion as to the assets and liabilities, activities, financial position and financial results and future prospects of Veolia Environnement; this document does not omit any information that could make it misleading.

We have obtained an end-of-assignment letter (lettre de fin de travaux) from the statutory auditors, in which they mention that they have performed, according to the applicable French professional standards, the verification of the consistency of the information pertaining to the financial position and statements contained in this update with the historical and forward-looking financial information, and the reading of the entire reference document and its update.

The statutory auditors’ end-of-assignment letter on this update does not contain any remarks. Reference is made in this letter to the statutory auditors’ report on the half-year 2006 information, included in Chapter 20, paragraph 20.6.2 of this update, and to the statutory auditors’ report on the forward-looking information included in chapter 13, paragraph 13.3 of the update.

The statutory auditors’ report on the half-year 2006 information contains remarks on the change of accounting method applied retrospectively and for the first time by the Company, regarding the accountability of concessions according to the D12/D13/D14 draft interpretation of IFRIC (see chapter 20, paragraph 20.6.1, notes A.1.2 and A.1.3).

The statutory auditors’ report on the forward-looking information contains the same remarks as the statutory auditors’ report on the half-year 2006 information above concerning the application of the D12/D13/D14 draft interpretation of IFRIC applicable retrospectively and on the forward-looking statements for year ended 2006.

The statutory auditors’ end-of-assignment letter concerning the first update of the 2005 reference document, dated July 26, 2006 does not contain any remarks.

The statutory auditors’ end-of-assignment letter concerning the 2005 reference document, dated April 6, 2006, does not contain any remarks. In the letter, reference is made to the statutory auditors’ report on the 2005 consolidated financial statements included in chapter 20 (pages 277 and 278) of the 2005 reference document, and the statutory auditors’ report on forward-looking information included in chapter 13 (page 111) of the reference document.

The statutory auditors’ report on the 2005 consolidated financial statements contains remarks concerning:

•	the accounting treatment used by Veolia Environnement concerning concessions, which is not specifically specified in IFRS as adopted by the European Union;

•	significant decisions and estimates adopted by the Company mainly concerning intangible assets and property, plant and equipment (notes 1.10, 4, 5 and 6), deferred tax assets (notes 1.19 and 12), retirement provisions and commitments (notes 1.13, 1.15, 19 and 35) and financial instruments (notes 1.14 and 34).

The statutory auditors’ report on the forward-looking information contains remarks on the uncertainties existing regarding the interpretation and application of certain IFRS accounting standards, particularly those referring to the treatment of concessions, while waiting for the work of IFRIC to be completed.

The historical financial information appearing in the 2004 reference document and in its updates (filed with the Autorité des marchés financiers on May 25, July 29, and October 24, 2005) are incorporated by reference in the Veolia Environnement 2005 reference document, i.e., the consolidated financial statements for the year ended December 31, 2004 (based on IFRS and on French accounting standards) and the consolidated financial statements for the year ended December 31, 2003 (based on French accounting standards). The statutory auditors’ reports on this financial information appear in chapter 5, paragraph 5.2 (pages 182 and 183) of the Veolia Environnement 2004 reference document (2004 financial statements based on French accounting standards), in the update filed on May 25, 2004 (2004 financial statements based on IFRS) and in chapter 5, paragraph 5.2 (page 195) of the Veolia Environnement 2003 reference document (2003 financial statements based on French accounting standards).

The statutory auditors’ report on the 2004 consolidated financial statements contains remarks on:

•	the change of accounting method presented in note 2 of the Notes to the consolidated financial statements referring to the consolidation of certain entities required by the provisions of CRC regulation no. 2004-03 of May 4, 2004;

•	the accounting policies and methods presented in note 2 of the Notes to the consolidated financial statements referring to the presentation of income from sold activities, pursuant to paragraph 23100 of CRC regulation no. 99-02 of April 29, 1999;

•	the estimates and assumptions presented by Veolia Environnement in preparing the consolidated financial statements, notably with respect to the depreciation of tangible and intangible long term assets, deferred tax assets and provisions for risks and charges, which are described in notes 2.14, 2.15, 2.18, 2.21 and 2.25 respectively of the notes to the consolidated financial statements[1].

The statutory auditors’ report on the 2003 consolidated financial statements contains remarks concerning:

•	the impact of the Spanish law of July 17, 2003 governing extra-statutory agreements related to voting rights and transfer of corporate rights on the consolidation method of Veolia Environnement’s equity investment in FCC described in note 1.2.4 of the Notes to the consolidated financial statements;

•	the estimates and assumptions made by Veolia Environnement in preparing the consolidated financial statements, notably with respect to the depreciation of tangible and intangible long term assets, deferred tax assets and provisions for risks and charges, which are described in notes 2.14, 2.15, 2.18, 2.21 and 2.25 of the Notes to the consolidated financial statements [2].

Chairman and Chief Executive Officer

Henri PROGLIO

1.3 STATUTORY AUDITORS

1.3.1 Principal statutory auditors

SALUSTRO REYDEL, Member of KPMG International

Statutory auditor, member of Compagnie Régionale de Paris

A company represented by Messrs. Bernard CATTENOZ and Bertrand VIALATTE,

1 Cours Valmy, 92923 Paris La Défense cedex.

[1]	See also notes 3 and 4, and notes 17 and 15 of the Notes to the 2004 consolidated financial statements explaining the calculations made or describing the assumptions and information provided by Veolia Environnement.
[2]	See also notes 1.2.1, 3 and 4, and notes 17 and 15 of the Notes to the 2003 consolidated financial statements explaining the calculations made or describing the assumptions and information provided by Veolia Environnement.

Appointed on December 18, 1995, with a term that was renewed at the general shareholders’ meeting held on April 27, 2001. The term was renewed for a period of 6 fiscal years, and will expire at the end of the general shareholders’ meeting called to approve the financial statements for the year ended December 31, 2006.

ERNST & YOUNG et AUTRES

Statutory auditors, member of Compagnie Régionale de Versailles

A company represented by Messrs. Jean BOUQUOT and Patrick GOUNELLE.

41 rue Ybry, 92576 Neuilly-sur-Seine cedex

Appointed on December 23, 1999 with a term that was renewed at the general shareholders’ meeting held on May 12, 2005. The term was renewed for a period of 6 fiscal years, and will expire at the end of the general shareholders’ meeting called to approve the financial statements for the year ended December 31, 2010.

1.3.2 Deputy statutory auditors

Monsieur Hubert LUNEAU

1 Cours Valmy, 92923 Paris La Défense cedex

Appointed on December 18, 1995, with a term that was renewed at the general shareholders’ meeting held on April 27, 2001. The term was renewed for a period of 6 fiscal years, and will expire at the end of the general shareholders’ meeting called to approve the financial statements for the year ended December 31, 2006.

AUDITEX

Tour Ernst & Young, Faubourg de l’Arche, 92037 La Défense Cedex

Appointed by the general shareholders’ meeting held on May 12, 2005, with a term of 6 fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the year ended December 31, 2010.

1.4 OTHER INFORMATION

On July 26, 2006, Veolia Environnement filed with the Autorité des Marchés Financiers an update (number D.06-0231-A01) of the 2005 reference document filed on April 6, 2006 under number D. 06-0231.

Starting from January 1, 2006, the Company applies the draft interpretation related to the accounting treatment of concessions in the IFRS. The impact of this change in method on the consolidated financial statements for the year ended December 31, 2005 is described in a presentation dated July 27, 2006, available on the Company’s website and in chapter 20, note B of this update, and the impact on the consolidated financial statements of June 30, 2006 in chapter 20, note C.

On August 2, 2006, Veolia Environnement published a press release related to the consolidated revenue as of June 30, 2006 (unaudited data) and, on August 7, 2006, the Company published in the Bulletin des Annonces Légales Obligatoires (Mandatory Legal Announcements Bulletin) its consolidated revenue for first half 2006 which amounts to €13,997.7 million.

On September 15, 2006, the company published a press release related to the half-year consolidated financial statements as of June 30, 2006 and on September 22, 2006 the Company published in the Bulletin des Annonces Légales Obligatoires its half-year consolidated financial statements.

2. Update of the 2005 reference document

The information provided below updates and completes the Company’s 2005 reference document filed with the Autorité des marchés financiers on April 6, 2006, pursuant to the provisions of Article 212-13, paragraph 4 of the general regulations of the AMF.

Chapter 3 – Selected financial information

€ million	06/30/2006	12/31/2005 adjusted (1)	12/31/2005	06/30/2005 adjusted (1)	30/06/2005
Recurring operating income	1,125.0	1,897.6	1,903.6	955.0	948.3
Net income Group share	444.5	622.2	623.0	316.9	319.1
Diluted earnings per share	1.12	1.59	1.59	0.81	0.81
Basic earnings per share	1.13	1.59	1.60	0.81	0.82
Net recurring income Group share	377.0	628.7	627.4	317.1	318.6

Cash flow from operations	1,909.7	3,522.7	3,668.1	1,728.3	1,786.9

Dividends paid per VE share	336.3	265.4	265.4	265.4	265.4
Dividend per share	0.85	0.68	0.68	0.68	0.68

Total assets	36,529.9	36,381.0	36,309.4
Total current assets	14,430.4	13,883.2	13,540.0
Shareholders’ equity Group share	3,953.2	3,790.2	3,802.6
Shareholders’ equity - minority shareholders	2,047.7	1,888.0	1,890.9
Net debt	13,818.3	13,870.6	13,870.6

(1)	The group decided to apply, from January 1, 2006, the D12/D13/D14 draft interpretations related to the accounting treatment of concessions in IFRS. To ensure data comparability, the 2005 financial statements were adjusted for the impact of this change in method.

Chapter 9 – Activity Report

9.1 REVIEW OF OPERATIONS DURING THE FIRST SIX MONTHS OF 2006

9.1.1 Continued expansion while ensuring compliance with major financial ratios

A number of major contracts were won during the first six months of 2006:

■	At the beginning of the year, the Water Division was awarded a contract for the management of water services by the Prostejov Water Company, the public water utility responsible for this region of Central Moravia. This 25-year contract represents total revenue of over €122 million.

■	At the end of January, the Water Division signed a major partnership agreement with a subsidiary of Sinopec, China’s leading oil refining company. Under this agreement, the two entities created a joint venture to be managed by the Water Division, that will operate facilities to collect, treat and recycle industrial wastewater from the Yanshan site (in the suburbs of Beijing). This joint venture will generate estimated total revenue of €580 million.

■	On February 9, the Water Division won the wastewater services management contract for the city of Ajman (United Arab Emirates). This 27-year contract represents total revenue of approximately €187 million.

■	On March 7, the Waste Management Division won the operations and maintenance contract for a Waste-to-Energy plant for non-hazardous waste in Ilan County in north-eastern Taiwan. This contract is expected to generate total revenue of €44 million over a 20-year period.

■	On March 16 and 29, 2006, the Transportation Division won two urban and adapted transport contracts in the United States. The first contract is with Orange County in California, and will come into force on July 1, 2006. With a term of five years, it represents total revenue of approximately €137 million. The second contract concerns the city of Mesa in Arizona. Signed for an eight-year term, it represents total revenue of approximately €145 million.

■	On April 12, 2006, following an international call for tenders, the Water Division won the contract for the turnkey supply of a new seawater desalination plant in Bahrain. Worth a total of approximately €275 million, the first two units of the plant will be brought online over the period April to November 2007.

■	In May 2006, the Water Division won Slovakia’s first two international calls for tenders. Both contracts have a term of 30 years. The first contract concerns the central region of Slovakia and represents total revenue over the period of €1.3 billion; the second contract concerns the region of Poprad in the north of Slovakia and represents total revenue over the period of €500 million.

■	On June 19, 2006, following a call for tenders, the Water Division won the contract to design, build and operate a wastewater treatment plant for Rockland County in the State of New York. This contract represents total estimated revenue of €35 million.

■	In June 2006, the Water Division won a contract to upgrade the Bayswater water treatment plant, one of Australia’s largest power stations. The contract represents total revenue of approximately €42.7 million.

■	On June 29, 2006, the Energy Services Division won two public-private partnership contracts in Italy for the construction and management of hospitals. With terms of 15 and 30 years respectively, these contracts are expected to generate estimated operation and maintenance revenue of €211 million.

The Group strengthened its leader position in its markets through a number of targeted acquisitions, generating both growth and cost economies of scale:

■	On January 2, 2006, the Transportation Division purchased Shuttleport in the United States (airport shuttle services) for €28.4 million.

■	In May 2006, the Waste Management Division purchased Biffa Belgium, n°4 in the Belgian waste market, for a consideration of €66 million, thereby strengthening its prospects for growth in Northern European and Benelux. Annual revenue of this company is estimated at €85.5 million.

■	The most significant transaction took place on June 30, 2006, with the acquisition by the Waste Management Division of Cleanaway Holdings Limited for a consideration of €859 million. This company is a major operator in the United Kingdom in municipal and industrial waste collection and integrated waste management services. Annual revenue is estimated at €684 million. This acquisition should be finalized during the second half of 2006.

Finally, the Group continued to apply its growth strategy in new activity sectors, directly related to its areas of expertise:

■	On March 21, 2006, the Waste Management Division announced the launch of a second CDM (Clean Development Mechanism) project in Alexandria, Egypt, following its first CDM project in Brazil. Together, these two CDM projects increase total credits generated to 4.4 million metric tons of CO² equivalent.

■	On May 31, 2006, Veolia Environnement, Butler Capital Partners and CGMF signed agreements on the takeover of Société Nationale Maritime Corse Méditerranée (SNCM). These agreements form part of the partial privatization operation decided by the French government at the beginning of 2005, and the plan to turn the company around, based notably on the prior recapitalization of the company by the French State. Completion of the transaction is contingent on European Commission approval under rules governing state aide and the awarding of the public service license for Marseille-Corsica crossings. Veolia Environnement will hold 28% of the share capital of the company. This transaction will significantly strengthen the Transportation Division’s position as an operator of ferry services, which it has been developing over recent years in high-growth markets in northern Europe.

9.1.2 Asset refinancing and review

The Group continued its asset review program during the first six months of the year, and performed several full or partial disposals, without affecting its operating capacities:

■	During the first quarter of 2006, the Energy Services Division sold a 34% stake in the company that manages the Lodz contract to IFM (Industry Funds Management) for a consideration of €69.9 million.

■	On April 10, 2006, Veolia Environnement sold its investment in Southern Water to Southern Water Capital Limited, the majority shareholder of Southern Water. The transaction consideration totaled €86.9 million, net of put options exercised.

■	On June 1, 2006, the EBRD (European Bank for Reconstruction and Development) acquired a 35% interest in Veolia Transport Central Europe GmbH, which brings together Transportation Division activities in Central and Eastern Europe, for a consideration of €59.6 million.

9.2 ACCOUNTING AND FINANCIAL INFORMATION

9.2.1 Definitions

The term “organic growth” includes growth resulting from:

➢	the expansion of an existing contract, resulting from an increase in prices and/or volumes distributed or processed;

➢	new contracts;

➢	the acquisition of assets attributed to a particular contract or project.

The term “external growth” includes growth through acquisitions, net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.

Net financial debt represents gross financial debt (long-term borrowings, short-term borrowings, bank overdrafts), net of cash and cash equivalents and excluding revaluation of hedging instruments.

Finance costs, net represent the cost of gross financial debt, including gains and losses on related interest rate and exchange rate hedging, less income on cash and cash equivalents.

Net income from discontinued operations is the total of income and expenses, net of tax, related to businesses sold or in the process of being sold, in accordance with IFRS 5.

Recurring net income attributable to equity holders of the parent is defined as follows: recurring portion of operating income + recurring portion of financial items + recurring share of net income of associates + recurring portion of net income attributable to minority interests + normative income tax expense. An accounting item is non-recurring if it is unlikely to recur during each period and if it substantially changes the financial position of one or more cash-generating units.

9.2.2 Accounting context

This activity report is based on the interim financial statements for the half-year ended June 30, 2006, in which the Group elected for early adoption of draft interpretations D12/D13/D14 on concession contracts, issued by the International Financial Reporting Interpretation Committee. Application of these draft interpretations resulted in a number of restatements to the financial statements for the periods ended June 30, 2005 and December 31, 2005 in order to ensure comparability with the figures for the first six months of 2006.

9.2.3 Revenue

9.2.3.1 General comments

Half-year ended June 30, 2006 (€ millions)	Half-year ended June 30, 2005 adjusted (€ millions)	Change 2006/2005	Of which organic growth	Of which external growth	Of which foreign exchange fluctuations
13,997.7	12,306.8	+13.7%	+9.9%	+3.0%	+0.8%

Group consolidated revenue rose 13.7% on the same period last year from €12,306.8 million for the six months of 2005 to €13,997.7 million for the first six months of 2006. Organic growth is 9.9%.

External growth is 3% and mainly concerns acquisitions by the Transportation Division in the United States and the Water Division in the Solutions and Technologies sector. Revenue from outside France amounted to €7,320.3 million, some 52.3% of total revenue.

Foreign exchange fluctuations had a positive impact of 0.8% or €98.2 million and were attributable €42.7 million to the U.S. dollar, €24.7 million to the Czech crown and €12.6 million to Latin-American currencies.

9.2.3.2 Revenue by Division

(€ millions)	Half-year ended June 30, 2006	Half-year ended June 30, 2005 adjusted
Water	4,801.0	4,294.5
Waste Management	3,547.9	3,218.1
Energy Services	3,245.3	2,706.0
Transportation	2,403.5	2,088.2

Revenue	13,997.7	12,306.8

Water Division

Half-year ended June 30, 2006 (€ millions)	Half-year ended June 30, 2005 adjusted (€ millions)	Change 2006/2005	Of which organic growth	Of which external growth	Of which foreign exchange fluctuations
4,801.0	4,294.5	+11.8%	+8.6%	+2.3%	+0.9%

In France, Water Division activities excluding Veolia Water Solutions & Technologies reported growth of 6.4%, thanks to continued strong growth in the construction sector in preparation for summer and sustained distribution activities.

Outside France, excluding Veolia Water Solutions & Technologies and Proactiva, revenue rose 12.5% (+8.1% at constant scope and exchange rates). In Europe, growth of 8.6% was carried by the start-up of new contracts, particularly in Germany (water treatment services for the town of Braunschweig) and in the Czech Republic (Hradec Kralove and Prostejov). Strong activity growth in the Asia-Pacific region of 38.3% (organic growth of 16.4%) was mainly driven by the start-up of new contracts in China (Hohhot and Changzhou in the municipal sector). External growth in this geographical area is attributable to an increase in our percentage interest in the Adelaide contract in Australia and minor acquisitions in Japan.

Veolia Water Solutions & Technologies reports growth of 18.1% on a constant scope and exchange rate basis, spurred on by engineering and construction activities in France, the Middle East and the United States. Recent acquisitions (Westgarth) bring the overall growth rate to 28.4%.

Waste Management Division

Half-year ended June 30, 2006 (€ millions)	Half-year ended June 30, 2005 adjusted (€ millions)	Change 2006/2005	Of which organic growth	Of which external growth	Of which foreign exchange fluctuations
3,547.9	3,218.1	+10.2%	+8.9%	+0.4%	+0.9%

In France, revenue grew 5.9% (including organic growth of 5.4%) under the combined effect of rising revenue from new incineration plants and an increase in solid waste tonnage collected and treated under high-value added service contracts.

Outside France, excluding Proactiva, organic growth was 11.8%. Growth was particularly strong in the United States across all business sectors where it reached 15.7% and in Northern Europe. In the United Kingdom, overall growth totaled 14.1%, including organic growth of 8% (Sheffield and Hampshire integrated contracts) and the contribution of the hazardous waste activities purchased in 2005.

Energy Services Division

Half-year ended June 30, 2006 (€ millions)	Half-year ended June 30, 2005 adjusted (€ millions)	Change 2006/2005	Of which organic growth	Of which external growth	Of which foreign exchange fluctuations
3,245.3	2,706.0	+19.9%	+17.6%	+1.7%	+0.6%

Overall growth totaled 19.9%, including organic growth of 17.6%. The increase in energy prices had an impact of €203 million. Excluding this increase, revenue growth was 12.4%.

Organic growth in France of 15.2% was mainly due to the increase in energy prices and, to a lesser extent, favorable climate conditions, the start-up of new contracts and an increase in the order backlog of construction subsidiaries.

Outside France overall growth reached 26.8%, including organic growth of 21.5%. Growth was primarily fueled by the Lodz (Poland) contract which came into full force, favorable climate conditions and prices in central Europe and a small acquisition in Italy.

Transportation Division

Half-year ended June 30, 2006 (€ millions)	Half-year ended June 30, 2005 adjusted (€ millions)	Change 2006/2005	Of which organic growth	Of which external growth	Of which foreign exchange fluctuations
2,403.5	2,088.2	+15.1%	+4.2%	+10.4%	+0.5%

In France revenue is relatively stable. The loss of the Toulouse contract in 2006 was offset by new urban and interurban contracts and an overall good level of activity.

Outside France, (organic growth of 7.5%), revenue levels reflect the launch of new German rail contracts (Nordharz-Netz and Marschbahn) and the full effect of developments in North America.

External growth of 10.4% is mainly attributable to the acquisition of ATC and Shuttleport in the United States and Helgelandske in Norway.

9.2.3.3 Revenue by geographical region

(€ millions)	Half-year ended June 30, 2006	Half-year ended June 30, 2005 Adjusted	Growth rate
France	6,677.4	6,147.0	8.6%
United Kingdom	966.7	806.5	19.9%
Germany	991.1	899.9	10.1%
Other European countries	2,670.4	2,316.8	15.3%
United States	1,310.5	974.0	34.5%
Rest of the world	1,381.6	1,162.6	18.8%

Revenue	13,997.7	12,306.8	13.7%

FRANCE

Growth in France of 8.6% was driven by the Energy Services Division, mainly due to the increase in energy prices (9.8% impact on Energy Services Division revenue), by the Water Division, thanks to vigorous growth in construction activities in preparation for the summer and sustained distribution activities and by the Waste Management Division, under the combined influence of rising revenue from the new incineration plants and increased solid waste tonnage collected and treated under high value-added service contracts.

UNITED KINGDOM

High growth in the United Kingdom of 19.9% is attributable to the Waste Management Division which enjoyed the full impact of the Shanks acquisition at the end of 2005 and organic growth in integrated contract revenue, to the Energy Services Division thanks to commercial development and an increase in energy prices and to the Water Division with the impact of five-year price reviews in 2005.

GERMANY

Revenue growth of 10.1% in Germany is mainly due to the start-up of new contracts and notably the wastewater treatment contract for the town of Braunschweig (Water Division) and rail transport contracts (Nordharz-Netz and Marschbahn).

OTHER EUROPEAN COUNTRIES

Revenue growth of 15.3% is due to favorable climate conditions and the full effect of the Lodz contract in the Energy Services Division and 2005 acquisitions in the Transportation and Energy Services Divisions.

UNITED STATES

Growth in the United States was 30% on a constant exchange rate basis. Substantial growth was reported by all businesses of the Waste Management Division and by the Transportation Division which enjoyed the full impact of recent developments (acquisition of ATC and Shuttleport and new contract wins).

REST OF THE WORLD

The revenue increase of 18.8% is mainly attributable to the Asia-Pacific region, with the start of new contracts, primarily in the Water Division.

9.2.4 Other income statement items

9.2.4.1 Operating income

Growth in operating income and recurring operating income breaks down as follows:

	Operating income			Recurring operating income
(€ millions)	Half-year ended June 30, 2006	Half-year ended June 30, 2005 Adjusted	Change	Half-year ended June 30, 2006	Half-year ended June 30, 2005 Adjusted	Change
Water	526.6	462.9	13.8%	526.6	462.9	13.8%
Waste Management	307.2	247.2	24.3%	307.2	247.2	24.3%
Energy Services	266.7	228.3	16.8%	266.7	223.8	19.2%
Transportation	70.2	60.0	17.0%	70.2	60.0	17.0%
Holding companies	(45.7)	(38.9)	-17.5%	(45.7)	(38.9)	-17.5%

Total	1,125.0	959.5	17.2%	1,125.0	955.0	17.8%

Total at 2005 exchange rates	1,112.9	959.5	16.0%	1,112.9	955.0	16.5%

The breakdown between recurring and non-recurring operating income for the half-year ended June 30, 2005 is as follows:

Half-year ended June 30, 2005 Adjusted (€ millions)	Recurring	Non-recurring		Total
		Impairment losses	Other
Water	462.9	—	—	462.9
Waste Management	247.2	—	—	247.2
Energy Services	223.8	—	4.5	228.3
Transportation	60.0	—	—	60.0
Holding companies	(38.9)	—	—	(38.9)

Total	955.0	—	4.5	959.5

Operating income grew by 17.2% and by 16.5% at constant exchange rates and excluding non-recurring items.

WATER DIVISION

Operating income for the first six months of 2006 is €526.6 million, compared to €462.9 million for the first six months of 2005, representing growth of 13.8% or 12.7% at constant exchange rates.

In France, operating income benefited from the good performance of Distribution and Construction activities.

In Europe, operating performance of existing businesses, notably in the United Kingdom and Central Europe, continued to improve. Results increased significantly in Asia and in the Africa/Middle East region. Finally, Engineering & Technical Solutions activities reported a marked rise in profitability.

WASTE MANAGEMENT DIVISION

Operating income increased from €247.2 million to €307.2 million, representing growth of 24.3% or 23.2% at constant exchange rates.

Operating performance in France benefited from the combined impact of an increase in volumes treated and price.

The substantial growth in operating income in the United Kingdom was due to increased revenue from integrated contracts (in particular the Hampshire and Sheffield contracts) and in the Asia-Pacific region to the start-up of new contracts and the excellent performance of the industrial services business. Results in the Unites States benefited from an increase in prices and volumes treated in the solid waste and industrial services sectors.

ENERGY SERVICES DIVISION

The Energy Services Division reported operating income of €266.7 million, representing growth of 16.8% or 17.3% at constant exchange rates and excluding non-recurring items. Non-recurring items in the half-year ended June 30, 2006 concerned the capital gain recognized on the sale of nuclear maintenance activities (€4.5 million).

Margins remained stable in France.

Outside France, the significant rise in the results reported by Central European countries are mainly due to favorable price and climate conditions in the Czech Republic and the start up of new contracts in Poland (Lodz).

The positive contribution of sales of greenhouse gas quotas was partially offset by the delayed indexing of heating prices to energy costs.

TRANSPORTATION DIVISION

The Transportation Division reported operating income of €70.2 million, representing growth of 17.0% or 16.2% at constant exchange rates.

In France, the division enjoyed an increase in profitability across all business sectors.

Operating income outside France was impacted by the current turnaround of activities in Northern Europe and good performance levels in North America (impact of the acquisition of ATC and Shuttleport, full effect of the Denver contract, etc.).

Finally, operating income includes the impact of the EBRD equity investment in Central European activities.

9.2.4.2 Finance costs, net

(€ millions)	Half-year ended June 30, 2006	Half-year ended June 30, 2005 Adjusted
Income	38.5	34.9
Expense	(369.5)	(368.0)

Total	(331.0)	(333.1)

Net finance costs represent the cost of borrowings net of cash and cash equivalents.

Net costs include the fair value re-measurement of non-hedging derivative instruments. These fair value gains and losses, which are calculated in accordance with IAS 39 and depend on market conditions, represented gains of €6.9 million as of June 30, 2005 and of €5.7 million as of June 30, 2006.

The relatively stability in net finance costs reflects the slight increase in average net financial debt and a financing rate of 5%, in line with the rate for the first-half of 2005 and slightly down on the rate for fiscal year 2005 as a whole.

9.2.4.3 Other financial income (expenses)

Other financial income (expenses) fell from a net income of €28.7 million for the first six months of 2005 to a net expense of €20.1 million for the first six months of 2006 and break down as follows:

(€ millions)	Half-year ended June 30, 2006	Half-year ended June 30, 2005 Adjusted
Loan income	14.8	15.3
Dividends	7.8	4.0
Foreign exchange gains/(losses)	(7.4)	9.7
Financial provisions	(2.4)	24.4
Other income and expenses	(32.9)	(24.7)

Other financial income (expenses)	(20.1)	28.7

The downturn in the contribution of other financial income (expenses) was mainly due to:

-	a change in the net foreign exchange position from a net gain of €9.7 million to a net loss of €7.4 million;

-	the impact of the fair value measurement of embedded derivatives (net gain of €5.4 million as of June 30, 2005 compared to a net loss of €17.5 million as of June 30, 2006) due to fluctuations in foreign exchange and interest rates.

9.2.4.4 Share of net income of associates

The fall in the share of net income of associates from €5.6 million for the first six months of 2005 to €4.0 million for the first six months of 2005 is mainly due to the sale of the Group’s stake in Southern Water in 2006.

9.2.4.5 Income tax expense

The income tax expense for the first six months of 2006 is €252.7 million (current income tax expense of €189.0 million and deferred tax expense of €63.7 million), compared to €236.0 million for the first six months of 2005 (current income tax expense of €169.3 million and deferred tax expense of €66.7 million).

The effective tax rate as a percentage of net income from continuing operations adjusted for the income tax expense and the share of net income of associates is 32.7% for the first six months of 2006, compared to 36.0% for the first six months of 2005. This decrease is mainly due to a reduction in deferred tax liabilities (€16 million) following changes in tax law. After restatement to exclude these changes, the effective tax rate is 34.7%.

9.2.4.6 Net income (expense) from discontinued operations

Net income from discontinued operations for the first six months of 2006 totaled €54 million. This concerns the sale of the Group’s stake in Southern Water and comprises the net income for the period, the disposal proceeds and the related tax impacts.

9.2.4.7 Net income for the period attributable to minority interests

The increase in net income attributable to minority interests (from €107.8 million for the first six months of 2005 to €134.7 million for the first six months of 2006) is due to the rise in pre-tax income and the acquisition by IFM of a 34% stake in the company that operates the Lodz contract.

9.2.4.8 Net income for the period attributable to equity holders of the parent

Net income attributable to equity holders of the parent for the first six months of 2006 is €444.5 million, compared to €316.9 million for the first six months of 2005, representing an increase of 40.3%. Recurring net income attributable to equity holders of the parent (please refer to the definition in Section D2.1) for the first six months of 2006 is €377.0 million, compared to €317.1 million for the first six months of 2005, representing an increase of 18.9%.

The weighted average number of shares outstanding was 393,421,967 during the first six months of 2006 and 390,258,551 during the first six months of 2005. On this basis, net income per share attributable to equity holders of the parent is €1.13, compared to €0.81 for the first six months of 2005.

Recurring net income per share attributable to equity holders of the parent is €0.96 for the first six months of 2006 and €0.81 for the first six months of 2005, representing an increase of 18.5%.

Half-year ended June 30, 2006 (€ millions)	Recurring	Non-recurring	Total	Comments
Operating income	1,125.0	—	1,125.0	9.2.4.1
Finance costs, net	(331.0)	—	(331.0)	9.2.4.2
Other financial income (expenses)	(20.1)	—	(20.1)	9.2.4.3
Income tax expense	(266.2)	13.5	(252.7)	9.2.4.5
Share of net income of associates	4.0	—	4.0	9.2.4.4
Net income (expense) from discontinued operations	—	54.0	54.0	9.2.4.6
Net income attributable to minority interests	(134.7)	—	(134.7)	9.2.4.7

Net income attributable to equity holders of the parent	377.0	67.5	444.5

Half-year ended June 30, 2005, adjusted (€ millions)	Recurring	Non-recurring	Total	Comments
Operating income	955.0	4.5	959.5	9.2.4.1
Finance costs, net	(333.1)	—	(333.1)	9.2.4.2
Other financial income (expenses)	28.7	—	28.7	9.2.4.3
Income tax expense	(232.9)	-3.1	(236.0)	9.2.4.5
Share of net income of associates	5.6	—	5.6	9.2.4.4
Net income (expense) from discontinued operations	—	—	—	9.2.4.6
Net income attributable to minority interests	(106.2)	-1.6	(107.8)	9.2.4.7

Net income attributable to equity holders of the parent	317.1	-0.2	316.9

Recurring net income increased from €317.1 million to €377.0 million, representing an increase of 18.9%, primarily due to the rise in operating income.

9.3 FINANCING

9.3.1 Cash flows

Operating cash flow before changes in working capital (“operating cash flow”) increased 10.8% from €1,726.7 million for the first six months of 2005 to €1,912.6 million for the first six months of 2006, reflecting the Group’s improved performance. The definition of operating cash flow recommended by the Conseil national de la comptabilité (French National Accounting Council) excludes the impact of financing activities and taxation.

Net cash from operating activities increased from €1,303.2 million for the first six months of 2005 to €1,440.4 million for the first six months of 2006. The increase in working capital requirements rose from €247.5 million in the first six months of 2005 to €311.3 million in the first six months of 2006. This rise reflects seasonal events affecting supplier accounts in the Waste Management Division and customer accounts in the Energy Services Division and the increase in activity levels.

Net cash used in investing activities totaled €757.7 million in the first six months of 2006 compared to €855.7 in the first six months of 2005. This improvement of €98.0 million was due to a €213 million reduction in investments, with the beginning of 2005 marked by the acquisition of the company operating the Braunschweig contract for a consideration of €327 million, net of cash acquired. In addition, increased principal payments on operating financial assets due to the sale of the Brussels drainage basin in the amount of €60.7 million and an increase in proceeds from investment disposals of €83.7 million (please refer to Section D.3.3), offset the increase in purchases of property, plant and equipment of €72 million. The residual change is attributable to sales and purchases of marketable securities in the amount of €133 million, with the first six months of 2005 being marked by the sale of marketable securities.

Net cash used in financing activities fell from €2,178.1 million in the first six months of 2005 to €438.1 million in the first six months of 2006. This €1,740.0 million improvement was due to the repayment in 2005 of the €1.5 billion OCEANE bond issue and the redemption of €0.3 billion of TSAR subordinated loan notes redeemable in preference shares, offset by the issue of a €0.6 billion inflation-linked bond. In addition, third-party subscriptions of share issues by Group subsidiaries were recorded in the first six months of 2006 in the amount of €86.1 million, together with the proceeds from share issues by Veolia Environnement SA following the exercise of share options in the amount of €31.7 million and net sales of treasury shares in the amount of €58 million.

Free cash-flow before major projects can be defined as: operating cash flow +/– changes in working capital requirements – income taxes paid + asset disposals – investments excluding project investment +/– changes in consolidation scope. It totaled €655 million for the first six months of 2006 compared to €306 million for the first six months of 2005.

As a result of the cash flows described above, cash and cash equivalents totaled €2,064.7 million as of June 30, 2006, compared to €1,829.3 million as of December 31, 2005.

9.3.2 Source of funds

As of June 30, 2006, net financial debt breaks down as follows:

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005 adjusted
Non current borrowings	12,630.9	13,722.8
Current borrowings	3,192.0	2,138.2
Bank overdrafts and facilities	577.3	506.8

Sub-total financial debt	16,400.2	16,367.8

Cash and cash equivalents	(2,642.0)	(2,336.1)
Less fair value of hedging derivatives	60.1	(161.1)

Net financial debt	13,818.3	13,870.6

The decrease in non current borrowings is mainly due to the reclassification as current of borrowings totaling €1 billion, due to the maturity date of certain lines (including 3-month Euribor+0.07% floating-rate debt of €500 million and a debt securitization program in the Water Division for €334 million).

Veolia Environnement performed two new bond issues during the first six months of 2006, comprising a €150 million bond issue maturing July 2007 and paying floating-rate interest at 3-month Euribor and a €300 million bond issue maturing February 2008 and paying floating-rate interest at 3-month Euribor +0.06%.

The following table presents the maturity schedule for non current borrowings as of June 30, 2006:

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005
Maturing in 1 to 2 years	1,938.1	2,348.8
Maturing in 2 to five years	2,502.7	2,820.6
Maturing after 5 years	8,190.1	8,553.4

Total	12,630.9	13,722.8

9.3.3 Divestitures

Asset divestitures totaled €226 million in the first six months of 2006.

Investment sales during the first six months of 2006 mainly concerned Southern Water for a consideration of €86.9 million and the sale to IFM of a 34% stake in the company carrying the Lodz contract for €70 million.

9.3.4 Capital expenditure

(€ millions)	Purchases of PP&E (1)		Purchases of investments (2)		New operating financial assets
	Half-year ended June 30, 2006	Half-year ended June 30, 2005 adjusted	Half-year ended June 30, 2006	Half-year ended June 30, 2005 adjusted	Half-year ended June 30, 2006	Half-year ended June 30, 2005 adjusted
Water	353	297	161	442	119	134
Waste Management	225	242	71	18	13	37
Energy Services	113	106	45	16	19	11
Transportation	109	64	57	62	8	2
Proactiva	5	5	—	—	—	—
Other	5	6	—	4	—	—

TOTAL	810	720	334	542	159	184

(1)	including assets financed through finance leases of €16.5 million as of June 30, 2006
(2)	excluding cash and cash equivalents of acquired companies of €83.2 million as of June 30, 2006.

Purchases of PP&E

During the first six months of 2006, capital expenditure of approximately €552 million was spent on maintaining existing industrial facilities (€514 million in the first six months of 2005) and €258 million was spent on the growth of the Group (€206 million during the first six months of 2005), primarily outside France.

The main growth investments were:

■	€141 million in the Water Division, invested primarily in France, Africa, the Middle East and Asia.

■	€43 million in the Waste Management Division, including several major incinerator plant projects in France, the United Kingdom and Asia;

■	€36 million in the Energy Services Division, invested primarily outside France.

Purchases of investment

Purchases of investment are down 38% on the first six months of 2005 which was marked by the acquisition of the company operating the Braunschweig contract by the Water Division for a consideration of €374 million.

The main investments during the first six months of 2006 were:

■	in the Water Division, acquisition of Kunming in China for €80 million and Banska Republica in Slovakia for €28 million,

■	in the Waste Management Division, acquisition of the Belgian subsidiary of Biffa for €66 million,

■	in the Energy Services Division, acquisition of Rettagliata in Italy for €13 million,

■	in the Transportation Division, acquisition of Shuttleport in the United States for €28 million and Dunn-Line in the United Kingdom for €16 million.

New operating financial assets

New operating financial assets in the first six months of 2006 mainly concerned the Water Division, in the amount of €50.5 million in Berlin and €52.3 million for the Brussels and The Hague contracts.

9.4 PARENT COMPANY ACCOUNTS

Parent company operating income for the first six months of 2006 is €156.4 million, compared to €145.9 million for the first six months of 2005. Pre-tax income is €321.7 million compared to €260.0 million for the first six-months of 2005.

9.5 OUTLOOK FOR 2006

Based on the results for the first six months of 2006, revenue should increase by over 10% in 2006 and the rise in operating income and recurring net income should exceed revenue growth. Free cash flow should rise in 2006 and the net dividend per share should increase by at least 15% (see chapter 13 below – “Earnings forecast or estimate”).

Chapter 10 – Cash and cash equivalents and capital

The updated information as of June 30, 2006 on Veolia Environnement’s cash flows, working capital and capital expenditure can be found in Chapter 9, paragraph 9.3 of this update.

Veolia Environnement’s borrowing conditions and financing structure are described in Chapter 20, section A, notes A.16 and A.17 to the consolidated half-year financial statements.

Chapter 12 – Trend analysis

12.1 Trends

Veolia Environnement confirms the trends and outlook concerning its activities appearing in the 2005 reference document described mainly in Chapter 6, paragraphs 6.1 and 6.2.

No significant deterioration has affected the outlook of Veolia Environnement since year end 2005 and the Company has no knowledge of any event that is reasonably likely to have a material impact on its outlook for the current year.

12.2 RECENT DEVELOPMENTS

Veolia Environment

On July 6, 2006, Vivendi (formerly Vivendi Universal) announced the placement of its remaining 5.3% equity stake in Veolia Environnement representing a total of 21,523,527 shares, in the context of an accelerated book building under which Veolia Environnement acquired 2 million of its own shares at a price of €40 per share. Following this transaction, Vivendi no longer holds any Veolia Environnement shares.

Veolia Water

On September 7, 2006, Veolia Water announced that it had recently signed several contracts in Asia. In China, Veolia won a contract to manage the water service of Liuzhou, via a public-private partnership with the city authorities. The contract’s term is thirty years and it is expected to yield total revenues of more than €340 million. In Japan, Veolia Eau won the management contracts for two waste water treatment plants, one in Saitama and the other in Hiroshima. The three-year contracts represent total estimated revenues of €23 million. In South Korea and Singapore, Veolia Water signed new industrial water treatment facilities operating contracts with Kumho in South Korea and Showa Denko in Singapore. These contracts will run over 15 and 6 years respectively and represent estimated revenues of €198 million.

Veolia Propreté

On June 30, 2006, Veolia Environnement announced the acquisition of the English company Cleanaway Holdings Limited, via its waste management division Veolia Propreté, from Brambles group for a price of approximately €859 million (see page 28 of the first update of the 2005 reference document). The transaction was subject to the clearance of the EU Competition Authorities, obtained on September 21, 2006. Completion of the acquisition will take place on September 28, 2006.

Dalkia

On July 31, 2006, through its Chinese subsidiary Beijing Dayuan Energy Management (joint venture created between Dalkia and Broad, a Chinese company specialized in energy management for the Chinese service and public sectors), Dalkia was selected for a contract in Chongqing in China to build and run a trigeneration facility for providing air-conditioning and heating for a group of buildings with a total surface area of 110,000 m², mainly comprising a shopping mall and a hotel. Total investment for this is €2.1 million. The contract has a term of 20 years and is expected to generate revenues of approximately €20 million.

Veolia Transport

On July 24, 2006, Veolia Transport announced that it had been selected for the end-to-end management of the public transit system in Limbourg, the south-eastern province of the Netherlands. The contract will begin on December 16, 2006 for 10 years. Veolia Transport expects total revenues of €1.2 billion over this period. This contract is a significant boost to Veolia Environnement position on the Dutch market which has become the largest Veolia Transport contract in that country.

On July 26, 2006, Veolia Verkehr, German subsidiary of Veolia Transport, won the passenger rail transport contract for the city of Augsburg in the Munich region, in Bavaria. The contract will commence in 2008. It includes the operation of three railway lines for a period of11 years. Veolia Environnement forecasts annual revenues of approximately €13 million in 2009, and about €27 million as from 2011.

On August 7, 2006, Veolia Verkehr, German subsidiary of Veolia Transport, announced that it had won a contract to operate the urban transit system for the German city of Pforzheim (state of Baden-Würtemberg). This operating contract, which has just started, represents total estimated revenues of approximately €200 million. This would be the first time a private operator has been chosen to run a transit system in the ex-West Germany, a market that has been hitherto restricted to public corporations.

On September 11, 2006, Veolia Environnement and CMA CGM, the world’s third largest maritime carrier by containers, decided to team up through their respective subsidiaries, Rail Link and Veolia Transport in order to develop a new combined railway transport offer of maritime containers in Europe. This partnership concerns the creation of two companies (51% controlled by Rail Link and 49% by Veolia Transport), the first responsible for organizing and selling the haulage of maritime containers between the harbor terminals and the end customer’s industrial site, and the second a railway company (51% controlled by Veolia Transport and 49% by Rail Link) which will bring industrial resources and carry the containers by rail. The two subsidiaries will be operational before the end of 2006 subject to licensing from the European competition authorities. Veolia Environnement expects revenues of approximately €100 million by 2010 for the combined transport operator and €50 million for the railway company.

Chapter 13 – Earnings forecast or estimate

13.1 FORWARD-LOOKING INFORMATION

For fiscal 2006, Veolia Environnement expects more than 10% growth in revenues, faster growth for operating income and recurring net income than for revenues and an increase in free cash flow before new projects.

These forecasts are primarily based on the assumptions below: (i) exchange rate parity compiled at Group level, (ii) anticipations of processed or distributed volumes based on historic series, in particular (iii) anticipations of annual price changes on long-term contracts, (iv) anticipation of market price change in certain Waste management businesses, (v) impact of the operational costs control policy and their development, and (vi) energy price. Some of this data, assumptions and estimates are wholly or partly derived from, or based on assessments or decisions made by the executive bodies of Veolia Environnement and its subsidiaries which could change or be altered in the future.

The forecasts, objectives, forward-looking statements and information summarized above are mostly based on the data, assumptions and estimates stated in the foregoing and which the Company considers as reasonable. You should not place undue reliance on these forward-looking statements, as they depend on circumstances or facts expected to occur in the future. These statements are not historical data and should not be construed as guarantees that the announced forecasts will occur and/or that the targets will be reached. As these are forward-look statements, the data, assumptions and estimates, together with all the factors taken into account to determine the said forward-looking targets, statements and information may not occur, and may change or be altered due to uncertainties mainly linked to the Company’s economic, financial, and competitive environment. In addition, the occurrence of certain risks described in Chapter 4 – Risk Factors of the 2005 reference document may have an impact on the Group’s activities and the achievement of the forward looking goals, statements and disclosures stated above, just as the uncertainties on the final publication of the interpretation drafts relating to the accounting treatment for concessions (see Chapter 20.6.1, note A.1.3 of this update).

13.2 OBJECTIVES AND PROSPECTS3

For 2007, Veolia Environnement should achieve post-tax ROCE on tangible and intangible assets of 10.5% (based on the revised accounting treatment in application of the D12/D13/D14 interpretation drafts regarding concessions in IFRS). In the medium term, Veolia Environnement wishes to take advantage of the buoyancy of the Group’s markets and confirms the revenue growth objective of approximately 8 to 10% on average and an increase of at least 15% in net dividend per share.

[3]	These goals are not included in the forward-looking information which is covered by the Statutory Auditors’ report set forth in paragraph 13.3.

13.3 STATUTORY AUDITORS’ REPORT ON THE FORWARD-LOOKING INFORMATION

This is a free translation into English of the statutory auditors’ report on the forward-looking information issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To Mr. Henri Proglio, Chief Executive Officer of Veolia Environnement,

In our capacity as Statutory Auditors of your company and in accordance with European Commission (EC) Regulation No. 809/2004, we hereby present our report on Veolia Environnement’s result forecasts for the year 2006 included in chapter 13 (paragraph 13.1) of its second update of the 2005 reference document, which was filed with the AMF on September 26, 2006.

These forecasts and underlying significant assumptions were prepared under your responsibility, in accordance with the provisions of European Commission (EC) Regulation No. 809/2004 and the CESR advice on forecasts.

It is our responsibility to express, in accordance with the terms required by Annex I, item 13.3 of European Commission (EC) Regulation No. 809/2004, our conclusion on the appropriateness of the preparation of such forecasts.

We conducted our work in accordance with the auditing standards generally accepted in France. Our work included an assessment of the procedures implemented by management to prepare the forecasts, as well as the performance of procedures to obtain assurance about whether the accounting methods used are consistent with those used for the preparation of historical data of Veolia Environnement. Our work also involved collecting data and explanations we deemed necessary in order to obtain reasonable assurance about whether the forecasts were appropriately prepared on the basis of the specified assumptions.

We remind you that, as this concerns forecasts, which are uncertain by nature, actual results may differ significantly from the forecasts presented, and so we do not express any conclusion about the potential realisation of such forecasts.

In our opinion:

•	The forecasts have been appropriately prepared on the basis indicated,

•	The accounting basis used for the purposes of these forecasts is consistent with the accounting methods used by Veolia Environnement.

Without qualifying the above conclusion, we draw your attention to the change of accounting method regarding the accountability of concessions according to the D12/D13/D14 draft interpretation of IFRIC, applied for the first time retrospectively and on the forward-looking information for year ended 2006.

This report is issued in accordance with European Commission (EC) Regulation No. 809/2004 for the sole purpose of any public offering—in France and any other EU country in which the prospectus for any offering would be notified—conducted on the basis of a prospectus that includes or incorporates by reference the 2005 reference document and its updates. It may not be used in any other context.

Paris La Défense and Neuilly-sur-Seine, on September 26, 2006.

The Statutory Auditors

SALUSTRO REYDEL Member of KPMG International		ERNST & YOUNG et AUTRES

Bertrand Vialatte	Bernard Cattenoz	Jean Bouquot	Patrick Gounelle

Chapter 15 – Management compensation and benefits

15.1.2 Board of Directors’ total compensation

Directors’ fees and allocation

Based on a proposal from the Board of Directors, the general meeting of May 11, 2006 decided to raise total directors’ fees to €770,000 as from fiscal year 2006. This increase aims to reflect the particular workload incumbent on the advisory committees (especially the accounting and audit committee) and to raise the fees in line with the levels observed in other CAC 40 companies listed on US stock exchanges.

On March 28, 2006, the Board of Directors decided to distribute the sum of €730,000 as follows for fiscal 2006:

•	Board member: €40,000;

•	Board and one committee member: €50,000;

•	Chairman of the nominations and compensation committee: €80,000;

•	Chairman of the accounting and audit committee: €120,000.

In addition, the board made the payment of a portion of the directors’ fees for each director (committee members or not) conditional on the regular attendance of Board of Directors’ meetings as from fiscal 2006. For example, for 2006, payment of half of the annual amount of directors’ fees for a board member (i.e., €20,000) will be subject to the actual presence of each director in at least 6 board meetings a year. This portion of the directors’ fees will, if necessary, be reduced in proportion to the observed absences.

Chapter 16 – Functioning of the Board of Directors and management bodies

16.2 FUNCTIONING OF THE CORPORATE GOVERNANCE BODIES OF VEOLIA ENVIRONNEMENT

16.2.1 Committees created by the Board of Directors

16.2.1.3 The “research, innovation and sustainable development” strategic committee

At its meeting of September 14, 2006, the Company’s Board of Directors created a strategic research, innovation and sustainable development committee and defined internal regulations for it.

This committee comprises three to five members, appointed by the Board of Directors after recommendation of the nominations and compensation committee. The chairman of the committee is appointed by the Board of Directors on the recommendation of the chairman of the board.

As of the filing date of this update, this committee includes three members, appointed by the Board of Directors on September 14, 2006: Messrs. Philippe Kourilsky (chairman), Paul-Louis Girardot and Jean-Marc Espalioux.

According to the committee’s internal regulation, meetings shall be convened by its chairman, or at the request of the chairman of the Board of Directors, on the basis of at least three meetings a year.

Duties

The mission of the committee is to evaluate the “research and development” and “sustainable development” policies proposed by the relevant Company and Group departments and give its opinion to the Board of Directors.

The committee is informed of the priority programs and actions initiated and it evaluates the results. In particular, it is informed of budgets and employees devoted to such activity and it gives its opinion on the allocation of funds and resources and their suitability in relation to the selected strategic guidelines.

The committee’s main contacts are the chairman of the Board of Directors, the general management and the Company’s executive committee, the Group’s “research and development” and “sustainable development” departments together with any manager in the Company whose opinion might be needed.

The Committee can also consult third parties insofar as such consultation is required for the completion of its duties. It may employ external experts as and when required.

Chapter 17 – Employees – Human Resources

17.3 STOCK OPTIONS

17.3.3 The Company’s stock option plans

The authorization given by the general meeting of May 12, 2005, regarding the issue of stock options without a discount, in the limit of 1% of the share capital, was not used during fiscal year 2005.

The Company’s Board of Directors, at its meeting of March 28, 2006 decided, on the proposal of the nominations and compensation committee, to grant a total number of 4,044,900 stock options corresponding to 1% of the Company’s share capital on the day of the decision.

The exercise price for the options was fixed at €44.75 by reference to the average of the first 20 prices of the Veolia Environnement share prior to the date of the Board of Directors’ decision. No discount was applied to this average in accordance with the general meeting’s authorization of May 12, 2005. The options can be exercised as from March 29, 2010.

Pursuant to the Board of Directors’ decision, the options were allocated to 1,378 beneficiaries as follows:

•	The Group’s executives, including the members of the executive committee (1,457,500 options, of which 540,000 granted to the members of the executive committee); out of this total, the Board granted Mr. Henri Proglio a total of 150,000 stock options;

•	The Group’s senior managers, members of the Synergies Club (1,490,000 options);

•	Group employees to reward their specific and remarkable performance (1,097,400 options).

17.6 EQUITY INTERESTS OF EXECUTIVE OFFICERS AND TRANSACTIONS CARRIED OUT BY THE MEMBERS OF THE BOARD OF DIRECTORS ON THE COMPANY’S SECURITIES

As of August 31, 2006, members of the Board of Directors owned a total of 13,614 Veolia Environnement shares representing approximately 0.0033% of the capital on that date.

Mr. Jean-François Dehecq, member of the Board of Directors, declared that on July 17, 2006, he acquired 750 Veolia Environnement shares at a price of €39.09 per share (i.e., a gross transaction amount of €29,317.50). He acquired the shares after his appointment as Company director by the combined general meeting of May 11, 2006, in compliance with Veolia Environnement’s bylaws which state that each Company director must own, or become owner within three months of his/her appointment, at least seven hundred and fifty shares in registered form.

No other transactions involving either buying or selling of Veolia Environnement shares by the directors or any other person with close personal relations with Veolia Environnement, have been declared since January 1, 2006.

Chapter 18 – Main Shareholders

18.1 VEOLIA ENVIRONNEMENT SHAREHOLDERS AS OF JULY 15, 2006

The table below presents the number of shares and the capital percentages and corresponding voting rights held by the known shareholders of Veolia Environnement as of July 15, 2006. Insofar as we are aware, there are no shareholders other than those mentioned in the table below with direct or indirect holdings equal to or greater than 4% of share capital or voting rights on that date.

Shareholders (as of July 15, 2006)	Number of shares	Percentage of capital	Number of voting rights	Percentage of voting rights
Capital Research and Management Company (1)	40,104,146	9.81%	40,104,146	10.20%
Caisse des Dépôts et Consignations (2)	39,868,197	9.75%	39,868,197	10.14%
Groupe Groupama (3)	23,664,826	5.79%	23,664,826	6.02%
EDF (4)	16,255,492	3.98%	16,255,492	4.14%
Veolia Environnement (5)	15,781,464	3.86%	—	—
Public and other investors	273,190,375	66.82%	273,190,375	69.50%

Total *	408,864,500	100%	393,083,036	100%

*	Capital as of September 14, 2006, after the Board of Directors increased share capital on that date by the issue of 950,602 new shares following the exercise of stock options and 41,292 new shares following the exercise of share warrants.

(1)	Asset manager acting for third parties (US mutual funds). Based on the latest declaration relating to crossing thresholds from Capital Research and Management Company dated June 19, 2006 (AMF Decision and Information no. 206C1238 of June 23, 2006).
(2)	Based on the exceeded threshold declaration and the statement of intention made by the Caisse des Dépôts et Consignations on July 12, 2006 (AMF Decision and Information no. 206C1417 of July 12, 2006). Caisse des Dépôts et Consignations declared on July 12 2006 that it was acting alone and had no intention of taking control of the Company but that it could continue buying VE shares depending on market opportunities. Caisse des Dépôts et Consignations is represented on the Company’s Board of Directors.
(3)	Based on the shareholding study conducted on July 15, 2006 by Euroclear data. Insofar as Veolia Environnement is aware, the latest reported case of exceeded thresholds by Groupama was on December 30, 2004 (AMF Decision and Information no. 205C0030 of January 7, 2005).
(4)	Based on the registered shareholders’ listing compiled by Société Générale (holder of the shareholders register) dated June 30, 2006. Insofar as Veolia Environnement is aware, the last case of exceeded threshold reported by EDF was on December 30, 2002 (Euronext notice no. 2002-4424 of December 31, 2002). EDF declared in that report that as of that date, it held 16,155,492 Veolia Environnement shares. In addition, EDF declared pursuant to the amendment of November 24, 2002 to the June 24, 2002 contract as described in paragraph 3.3.2 of the Company’s 2004 reference document, that it considered the acquisition of the Company’s securities as a financial investment, that it had no plans to exercise any influence on the Company’s management and that it would use its voting rights solely for the purpose of increasing the value of its investment.
(5)	Figure appearing in Veolia Environnement’s monthly report to the AMF on August 2, 2006 regarding transactions on its own shares. This figure includes the 2 million securities purchased on July 6, 2006 by Veolia Environnement from Vivendi Universal in the context of Vivendi Universal’s sale of its residual shares in the Company (cf. Chapter 18.2 below). This figure remains unchanged as of August 31, 2006 as declared in its monthly transactions report to the AMF on September 5, 2006.

As of July 15, 2006, approximately 49% of the Company’s capital was held by shareholders who were non-resident in France and 51% by shareholders resident in France.

The voting rights attached to shares is proportional to the equity percentage that it represents and each share entitles the holder to one vote. There are no double voting rights.

Insofar as Veolia Environnement is aware, there is no commitment binding one or several of its shareholders and the Company itself is not party to any clause in a shareholders’ pact or agreement that could have a material impact on its share price. Veolia Environnement is also unaware of the existence of any such pact or agreement involving any of its non-listed material subsidiaries other than the one mentioned in the 2005 reference document, in Chapter 22 (important contracts), in Chapter 9, paragraph 9.1.5 and in notes 3 and 42 to the consolidated financial statements.

No third party has control over Veolia Environnement and insofar as Veolia Environnement is aware, there is no agreement whose implementation could, at a subsequent date, result in a change of control.

18.2 CHANGES IN THE COMPANY’S SHAREHOLDING STRUCTURE

•	SNEGE, a wholly-owned subsidiary of Vivendi Universal, held 99.99% of the Company’s capital since the Company was founded until March 31, 1999. Between April 1 and April 9, 1999, Vivendi Universal acquired 100% of the Company’s capital, at nominal value.

•	In July 2000, the Company’s shares were admitted to trading on the Premier Marché of Euronext Paris, which changed its name to Eurolist of Euronext on February 21, 2005, reducing the equity interest held by Vivendi Universal from 100 to 72.3%.

•	In December 2001, Vivendi Universal sold a block of 32.4 million Company shares in an over-the-counter transaction. The shares represented 9.3% of share capital, thereby reducing its equity stake in Veolia Environnement to 63%.

•	In July 2002, Veolia Environnement carried out a capital increase without canceling preferential share rights. This increase was registered on August 2, 2002. Pursuant to an agreement dated June 24, 2002, a group of financial investors including Caisse des Dépôts et Consignations, Groupama, BNP Paribas, AGF, Société Générale, Dexia, Caisses d’Épargne, Crédit Lyonnais and Natexis Banques Populaires groups (or the “Group of Declared Investors” or “GID 1”) acquired and exercised the preferential share rights granted to Vivendi Universal and bought the shares remaining after the public offer. After this transaction, the members of the GID 1 held a total of 9.4% in Veolia Environnement’s share capital.

•	On November 24, 2002, Vivendi Universal, the Company, the members of GID 1 and a group of new stable investors including EDF, Caisse des Dépôts et Consignations, Groupama SA, AXA, Compagnie d’Investissement de Paris SAS, Eurazeo, Aurélec, Dexia Crédit Local, Caisse Nationale des Caisses d’Épargne, Assurances Générales de France Holding, CNP-Assurances, Crédit Agricole Indosuez (Suisse) SA (in its own name and on behalf of an investor), CIC, Generali, Crédit Lyonnais Médéric Prévoyance, and Wasserstein Family Trust LLC (the “New Investors”) signed an amendment to the June 24, 2002[4] contract. Pursuant to this amendment, Vivendi Universal sold to the New Investors and to VE on December 24, 2002, a total of 82,486,072 Company shares (3,624,844 shares sold to the Company itself, representing approximately 0.9% of its equity on the transaction date). Each of the New Investors and Veolia Environnement received at the same time, for each purchased share, an option to purchase one Veolia Environnement share at a price of €26.50 per share, that could be exercised at any time between December 24, 2002 and December 23, 2004 inclusive. No option had been exercised as of December 23, 2004, the stock option expiry date.

•	On December 31, 2002, Veolia Environnement carried out a capital increase decided upon on June 27, 2002 reserved for employees of the Company and the Group’s other companies. These employees were able to subscribe to the issue via FCPE SÉQUOIA, an employee savings plan, set up in the name and on behalf of the beneficiaries. This transaction resulted in the issue of 1,183,158 new shares with a nominal value of €13.5 issued at a price of €26.5 per share leading to a capital increase of €15,972,633 representing approximately 1.28% of the Company’s share capital.

•	On December 6, 2004, Veolia Environnement carried out a capital increase decided by the Board of Directors on September 16, 2004 reserved for employees of the Company and other Group companies. These employees were able to subscribe to the issue via several employee savings plans set up in the name and on behalf of the beneficiaries. This transaction resulted in the issue of 1,351,468 new shares with a nominal value of €5 issued at a price of €18.71 per share leading to a capital increase of €6,757,340 representing approximately 0.33% of the Company’s share capital.

[4]	Clauses published on January 27, 2003 by the Financial Markets Council (Conseil des Marchés Financiers) under no. 203C0104.

•	On December 8 and 9, 2004, Vivendi Universal reclassified 15% of the 20.36% of the Company’s capital that it still owned, through an OTC sale (on 10% of the Company’s capital), the finalization of a derivative transaction with Société Générale (on 3% of the Company’s capital), and the Company’s repurchase of 2% of treasury stock under a sale transaction settled on December 29, 2004.

•	On December 6, 2005, Veolia Environnement carried out a capital increase decided by the Board of Directors on September 15, 2005 reserved for employees of the Company and other Group companies. These employees were able to subscribe to the issue via several employee savings plans set up in the name and on behalf of beneficiaries. This transaction resulted in the issue of 1,281,928 new shares with a nominal value of €5 issued at a price of €28.11 per share leading to a capital increase of €6,409,640 representing approximately 0.3% of the Company’s share capital as of the issue date.

•	On July 6, 2006, Vivendi (formerly known as Vivendi Universal) announced the placement of 5.3% of its remaining shares in Veolia Environnement, representing a total of 21,523,527 shares, in the context of an accelerated book building. Following this transaction, Vivendi no longer holds any VE shares.

Chapter 20 – Financial information on the issuer’s assets, financial position and results

20.3 DIVIDEND PAYMENT POLICY

20.3.1 Dividends paid in the last five years

(in euros)	2001	2002	2003	2004	2005
Gross dividend per share	0.825	0.825	*0.825 / 0.605	0.68	0.85

Net dividend per share	0.55	0.55	0.55	**0.68	***0.85

Tax credit	0.275	0.275	*0.275 / 0.055	na	na

Amount of dividends paid (exc. tax credit)	187,509,688	217,757,951	217 917 234	265,417 221	336,340,679

na: not applicable

*	The tax credit (avoir fiscal) amounted to €0.275 per share for corporate shareholders covered by the French parent-subsidiary tax regime and for individual shareholders; €0.055 per share for corporate shareholders not covered by the parent- subsidiary tax regime.
**	Individuals are entitled to a 50% tax deduction on the value of the dividend.
***	Individuals are entitled to a 40% tax deduction on the value of the dividend.

The combined general meeting held on May 11, 2006 authorized the payment of a dividend of €0.85 euro per share, for all Company shares entitled to dividends as of January 1, 2006. The dividend was paid on May 29, 2006. At December 31, 2005, the share capital was comprised of 407,872,606 shares, 15,990,242 of which were treasury shares. Since treasury shares are not entitled to dividends, the total amount of the payment was adjusted to reflect the number of treasury shares held by Veolia Environnement on the dividend payment date, corresponding to a distributed total amount of €336,340,679 on May 29.

20.4 LEGAL AND ARBITRATION PROCEEDINGS

The most significant legal disputes involving the Company or its subsidiaries are described in pages 316 to 319 of the 2005 reference document and in pages 25 and 26 of the first reference document update.

There are no other government, legal or arbitration proceedings, including any proceedings that we are aware of, which is pending or could threaten, have or has had in the past 12 months, any material impact on the Company’s financial situation or earnings and/or that of the Veolia Environnement group.

The information on legal disputes reported in the 2005 reference document and in the first update are as follows:

Veolia Water North America Operating Services

In 2002, Veolia Water North America Operating Services (“VWNAOS”), subsidiary of the Company, entered into a 10-year contract with the City of Atlanta representing approximately USD10 million in annual revenues. This contract pertains to the operation of treatment facilities for the City’s sludge and effluents, the maintenance and the renewal of the civil engineering equipment, and the design and realization of a work program to rehabilitate the facilities. On June 19, 2006, VWNAOS brought suit against the City of Atlanta under the jurisdiction of the State of Georgia, based principally on the non-respect by the City of Atlanta of its investment obligations, the non-reimbursement of excess operating costs and the non-payment of the invoices issued in counterpart to the services rendered by VWNAOS. To this date, VWNAOS estimates that its damages represent approximately 25 million USD, subject to damages adjustments made during the proceedings. On July 10, 2006, the City of Atlanta unilaterally terminated the contract and in turn filed a lawsuit against VWNAOS, making reference to VWNAOS’s default on certain of its obligations regarding the execution of the contract. The City claims indemnities in the amount of USD35 million against VWNAOS and also directly filed a suit against Veolia Environnement in its position as guarantor of VWNAOS under the terms of the contract. Following the filing of its claim, the City called for a bank guarantee of 9.5 million USD issued at the request of VWNAOS at the moment the contract came into effect. VWNAOS considers the request for this guarantee to be excessive. A “discovery” procedure for an initial period of 10 months was begun on September 1, 2006, which consists in each party soliciting the other party to produce documents so that these may be used subsequently in the debate. The Company contests the demands of the City and intends to defend vigorously. At this stage of the proceedings, the Company considers that the litigation should not significantly affect the Company’s accounts.

Société Nationale Maritime Corse-Méditerranée (SNCM)

The SNCM, a company managed by Veolia Transport which holds 28% of its capital, signed a shareholders’ agreement with the STIM d’Orbigny (Stef Tfe group) in July 1992 concerning the business organization of their joint subsidiary, the Compagnie Méridionale de Participation (CMP), 55% owned by STIM and 45% indirectly by SNCM. CMP holds a 53% equity stake in Compagnie Méridionale de Navigation (CMN), alongside the SCNM which itself has a direct stake of 45%. The agreement between STIM and the SNCM stipulates, in particular, that one of the shareholders can invoke a purchase or sale option on CMP’s securities, at its convenience, should there be a change in CMN’s strategy, at the initiative of the other party, which would result in a radical disagreement between the shareholders. Claiming that STIM had violated the spirit of cooperation outlined in the said agreement, by hindering a joint offer to a call for tenders launched for the delegating of maritime public services between France and Corsica, SNCM informed STIM in July 2006, that it had decided to exercise its purchase option on 25% of CMP’s capital, thus raising its equity stake in CMP from 45% to 70%. As STIM contested both the validity of the agreement and the merits for its implementation, the SNCM filed a lawsuit in the Paris Commercial court against STIM, pursuant to the provisions of the said agreement. Counsels for both parties were heard in court on September 12 and 19, 2006. The verdict will be pronounced on October 17, 2006.

In parallel, on September 18, 2006 the Compagnie Méridionale de Navigation submitted a matter to the French Competition Council, alleging supposed actions on the part of the SNCM, the Corsican Territorial Collectivity (Collectivité Territoriale Corse) and the Corsican Transports Office (Office des Transports Corse) in the context of the call for tenders for the delegating of maritime public services between France and Corsica which, according to the CMN, could represent an obstacle to competition.

20.5 SIGNIFICANT CHANGE IN THE FINANCIAL OR COMMERCIAL SITUATION

There has been no significant change in Veolia Environnement financial or commercial situation since the end of the 2005 fiscal year.

20.6 HALF YEAR FINANCIAL REPORT

20.6.1 Consolidated financial statements as of June 30, 2006

A. Consolidated interim financial statements

CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET - ASSETS (€ millions)	Notes	As of Dec. 31, 2005 Published	As of Dec. 31, 2005 Adjusted	As of June 30, 2006
Goodwill	A.4	4,863.1	4,752.3	4,769.3
Concession intangible assets	A.5	—	1,841.2	1,872.1
Other intangible assets	A.6	1,171.5	1,281.4	1,257.3
Publicly-owned utility networks		5,629.5	—	—
Property, plant and equipment	A.7	6,722.0	6,894.0	6,898.8
Investments in associates		201.5	201.5	166.2
Non-consolidated investments		209.5	209.5	347.5
Long-term IFRIC 4 loans		1,901.9	—	—
Non-current operating financial assets	A.10	—	5,241.0	5,038.9
Derivative instruments - Assets		249.0	249.0	125.5
Other non-current financial assets	A.11	692.5	691.6	510.6
Deferred tax assets		1,127.3	1,134.7	1,113.3

Non-current assets		22,767.8	22,496.2	22,099.5

Inventories and work-in-progress		646.2	635.2	678.3
Operating receivables		10,112.3	10,424.1	10,451.0
Short-term IFRIC 4 loans		163.5	—	—
Current operating financial assets	A.10	—	205.9	303.1
Other short-term loans	A.12	221.2	221.2	280.5
Marketable securities	A.12	60.7	60.7	75.5
Cash and cash equivalents	A.13	2,336.1	2,336.1	2,642.0

Current assets		13,540.0	13,883.2	14,430.4

Assets of discontinued operations		1.6	1.6	0.0

Total assets		36,309.4	36,381.0	36,529.9

CONSOLIDATED BALANCE SHEET – EQUITY AND LIABILITIES (€ millions)	Notes	As of Dec. 31, 2005	As of Dec. 31, 2005 Adjusted	As of June 30, 2006
Share capital		2,039.4	2,039.4	2,044.3
Additional paid-in capital		6,499.1	6,499.1	6,528.1
Reserves and retained earnings attributable to equity holders of the parent		(4,735.9)	(4,748.3)	(4,619.2)
Minority interests		1,890.9	1,888.0	2,047.7

Equity	A.14	5,693.5	5,678.2	6,000.9

Non-current provisions	A.15	1,613.6	1,621.4	1,625.3
Long-term borrowings	A.16	13,722.8	13,722.8	12,630.9
Derivative instruments - Liabilities		154.5	154.5	198.1
Other non-current liabilities		207.8	203.7	208.8
Deferred tax liabilities		1,124.1	1,205.0	1,202.0

Non-current liabilities		16,822.8	16,907.4	15,865.1

Operating payables		10,374.3	10,369.8	10,195.1
Current provisions	A.15	773.8	780.6	699.5
Short-term borrowings	A.17	2,138.2	2,138.2	3,192.0
Bank overdrafts and other cash position items		506.8	506.8	577.3

Current liabilities		13,793.1	13,795.4	14,663.9

Liabilities of discontinued operations		—	—	—

Total equity and liabilities		36,309.4	36,381.0	36,529.9

CONSOLIDATED INCOME STATEMENT

(€ millions)	Notes	For the year ended Dec. 31, 2005		For the half-year ended June 30,
		Published	Adjusted	2005 Adjusted	2006
Revenue	A.18	25,244.9	25,693.1	12,306.8	13,997.7
o/w Revenue from third-party financing activities		125.8	325.8	163.9	175.1
Cost of sales		(20,561.0)	(20,996.1)	(10,080.9)	(11,407.6)
Selling costs		(478.5)	(478.5)	(222.0)	(248.3)
General and administrative expenses		(2,403.0)	(2,397.6)	(1,126.5)	(1,253.2)
Other operating revenue and expenses		90.5	66.0	82.0	36.4

Operating income		1,892.9	1,886.9	959.5	1,125.0

Finance costs, net	A.20	(713.4)	(712.4)	(333.1)	(331.0)
Other financial income (expenses)	A.21	30.5	28.1	28.7	(20.1)
Income tax expense	A.22	(422.9)	(422.4)	(236.0)	(252.7)
Share of net income of associates		14.9	14.9	5.6	4.0

Net income (expense) from continuing operations		802.0	795.1	424.7	525.2

Net income (expense) from discontinued operations	A.23	—	—	—	54.0

Net income (expense) for the period		802.0	795.1	424.7	579.2

Attributable to Minority interests		179.0	172.9	107.8	134.7

Attributable to Equity holders of the parent		623.0	622.2	316.9	444.5

Net income attributable to equity holders of the parent per share
Basic		1.60	1.59	0.81	1.13
Diluted		1.59	1.59	0.81	1.12
Net income from continuing operations per share
Basic		2.05	2.04	1.09	1.33
Diluted		2.04	2.03	1.08	1.32
Net income from continuing operations attributable to equity holders of the parent per share
Basic		1.60	1.59	0.81	0.99
Diluted		1.59	1.59	0.81	0.98

CONSOLIDATED CASH FLOW STATEMENT

(€ millions)	Notes	For the year ended Dec. 31, 2005		For the half-year ended June 30,
		Published	Adjusted	2005 Adjusted	2006
Net income for the period attributable to equity holders of the parent		623.0	622.2	316.9	444.5
Minority interests		179.0	172.9	107.8	134.7
Operating depreciation, amortization, provisions and impairment losses		1,829.3	1,690.7	795.4	807.3
Financial amortization and impairment losses	A.21	(21.0)	(21.0)	(24.7)	3.7
Gains (losses) on disposal and dilution		(70.0)	(70.0)	(34.1)	(33.6)
Share of net income of associates		(14.9)	(14.9)	(5.6)	(4.0)
Dividends received	A.21	(6.5)	(6.5)	(4.0)	(7.8)
Finance costs, net	A.20	713.4	712.4	333.1	331.0
Income tax expense	A.22	422.9	422.4	236.2	202.1
Other		32.1	33.7	5.7	34.7

Operating cash flow before changes in working capital		3,687.3	3,541.9	1,726.7	1,912.6

Changes in working capital		(52.2)	(157.0)	(247.5)	(311.3)
Income taxes paid		(338.8)	(338.8)	(176.0)	(160.9)

Net cash from operating activities		3,296.3	3,046.1	1,303.2	1,440.4

Purchases of property, plant and equipment		(2,081.9)	(1,719.5)	(721.1)	(793.1)
Proceeds on disposal of property, plant and equipment		173.5	168.8	73.5	55.2
Purchases of investments		(944.1)	(944.1)	(464.4)	(251.4)
Proceeds on disposal of investments		154.0	154.0	87.1	170.8
IFRIC 4 investment contracts:
New IFRIC 4 loans		(269.3)	—	—	—
Principal payments on IFRIC 4 loans		184.0	—	—	—
Operating financial assets:
New operating financial assets		—	(513.4)	(183.7)	(158.9)
Principal payments on operating financial assets		—	320.6	155.5	242.7
Dividends received		16.8	16.8	9.5	9.8
New long-term loans granted	A.11	(62.1)	(62.1)	(340.8)	(9.6)
Principal payments on long-term loans	A.11	55.7	55.7	374.9	52.2
Net decrease/(increase) in short-term loans		115.0	115.0	30.4	(65.5)
Sales and purchases of marketable securities		118.2	118.2	123.4	(9.9)

Net cash from (used in) investing activities		(2,540.2)	(2,290.0)	(855.7)	(757.7)

Net increase/(decrease) in short-term borrowings	A.16 & A.17	(2,936.2)	(2,936.2)	(1,580.1)	60.1
New long-term borrowings and other debt	A.16 & A.17	3,134.1	3,134.8	1,399.7	590.6
Principal payments on long-term borrowings and other debt		(2,318.9)	(2,319.6)	(1,397.3)	(543.9)
Proceeds on issue of shares		81.0	81.0	—	121.6
Purchase of treasury shares		—	—	—	58.4
Dividends paid		(374.0)	(374.0)	(352.4)	(411.7)
Interest paid		(738.8)	(738.8)	(248.0)	(313.2)

Net cash used in financing activities		(3,152.8)	(3,152.8)	(2,178.1)	(438.1)

Cash and cash equivalents at the beginning of the year		4,240.2	4,240.2	4,240.2	1,829.3
Effect of foreign exchange rate changes		(14.2)	(14.2)	120.1	(9.2)

Cash and cash equivalents at the end of the year		1,829.3	1,829.3	2,629.7	2,064.7

Cash and cash equivalents	A.13	2,336.1	2,336.1	3,171.1	2,642.0
- Bank overdrafts and other cash position items		506.8	506.8	541.4	577.3

Cash and cash equivalents at the end of the year		1,829.3	1,829.3	2,629.7	2,064.7

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(€ millions)	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of January 1, 2005 adjusted	2,032.1	6,467.6	(459.3)	(4,677.5)	(72.1)	(79.6)	3,211.2	1,728.7	4,939.9

Issue of share capital of the parent company	0.5	1.9	—	—	—	—	2.4	—	2.4
Elimination of treasury shares	—	—	—	—	—	—	—	—	—
Share options	—	—	—	10.4	—	—	10.4	—	10.4
Third party share in share capital increases by subsidiaries and changes in consolidation scope	—	—	—	—	—	—	—	110.7	110.7
Parent company dividend distribution	—	—	—	(265.4)	—	—	(265.4)	—	(265.4)
Third party share in dividend distributions by subsidiaries	—	—	—	—	—	—	—	(100.8)	(100.8)
Foreign exchange translation adjustments	—	—	—	—	188.5	—	188.5	5.8	194.3
Fair value adjustments	—	—	—	—	—	(2.3)	(2.3)	0.4	(1.9)
Actuarial gains (losses) on pension obligations	—	—	—	(17.4)	—	—	(17.4)	(1.1)	(18.5)
Net income for the period	—	—	—	316.9	—	—	316.9	107.9	424.8
Other changes	—	—	—	(8.3)	—	—	(8.3)	—	(8.3)

As of June 30, 2005 adjusted	2,032.6	6,469.5	(459.3)	(4,641.3)	116.4	(81.9)	3,436.0	1,851.6	5,287.6

As of January 1, 2006 adjusted	2,039.4	6,499.1	(452.7)	(4,452.1)	212.3	(55.8)	3,790.2	1,888.0	5,678.2

Issue of share capital of the parent company	4.9	29.0	—	—	—	—	33.9	—	33.9
Elimination of treasury shares	—	—	56.1	14.8		—	70.9	—	70.9
Share options	—	—	—	6.8	—	—	6.8	—	6.8
Third party share in share capital increases by subsidiaries and changes in consolidation scope	—	—	—	—	—	—	—	114.3	114.3
Parent company dividend distribution	—	—	—	(336.3)	—	—	(336.3)	—	(336.3)
Third party share in dividend distributions by subsidiaries	—	—	—	—	—	—	—	(75.4)	(75.4)
Foreign exchange translation adjustments	—	—	—	—	(151.9)	—	(151.9)	(15.0)	(166.9)
Fair value adjustments	—	—	—	—	—	35.7	35.7	1.3	37.0
Actuarial gains (losses) on pension obligations	—	—	—	43.6	—	—	43.6	3.5	47.1
Net income for the period	—	—	—	444.5	—	—	444.5	134.7	579.2
Other changes	—	—	—	15.8	—	—	15.8	(3.7)	12.1

As of June 30, 2006	2,044.3	6,528.1	(396.6)	(4,262.9)	60.4	(20.1)	3,953.2	2,047.7	6,000.9

A.1 Accounting principles and methods

A.1.1 Basis of preparation as of June 30, 2006

The condensed consolidated interim financial statements were prepared in accordance with IAS 34 on interim financial reporting. They do not include all the disclosures required for full annual financial statements and must be read in conjunction with the Veolia Environnement (hereinafter referred to as the “Group”) financial statements for the year ended December 31, 2005.

The Veolia Environnement consolidated interim financial statements for the half-year ended June 30, 2006 were approved by the Board of Directors on September 14, 2006.

A.1.2 Main accounting principles and methods

With the exception of the matters referred to below, the accounting methods adopted by the Group in the condensed consolidated interim financial statements are identical to those adopted for the preparation of the consolidated financial statements for the year ended December 31, 2005.

Concession contracts are accounted for the first time in accordance with draft interpretations D12/D13/D14. This change in accounting method has been applied retrospectively, with 2005 comparative figures adjusted and presented in the column “2005 adjusted” (please refer to note A.1.3).

In May 2006, the European Union adopted IAS 21 revised, application of which is mandatory from January 1, 2006. The revised text states that in the case of a net investment in a foreign operation, foreign exchange gains or losses on loans denominated in a currency that is not the functional currency of the lending or borrowing company must be recorded in foreign exchange translation reserves. The impact on the Veolia Environnement financial statements is not material.

In accordance with IAS 34, the income tax expense has been estimated using the effective tax rate method.

A.1.3 Early adoption of draft interpretations D12/D13/D14

Introduction

A substantial portion of the Group’s assets are used within the framework of concession or affermage contracts granted by public sector customers (“grantors”) and/or by concession companies purchased by the Group on full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned. Nonetheless, they generally provide, directly or indirectly, for grantor involvement in the determination of the service and its remuneration, and the return of the assets necessary to the performance of the service at the end of the contract.

In March 2005, the International Financial Reporting Interpretation Committee (IFRIC) published draft interpretations D12, D13 and D14 on concession contracts. In line with other major private operators, Veolia Environnement considers these draft interpretations to contribute significantly to a better accounting presentation of the underlying economic substance of these contracts. Given recent progress in the examination of these drafts, Veolia Environnement decided, in accordance with IAS 8, to apply these draft interpretations in 2006, even although the definitive publication of these interpretations is not expected before Autumn 2006. The Group announced its intention to apply these draft interpretations in its 2005 Reference Document, filed April 6, 2006.

Draft Interpretation D12

In order to fall within the scope of Draft Interpretation D12, a contract must satisfy the following three criteria:

➢	the service covered by the contract concerns a service to public,

➢	the concession grantor controls or regulates the service (infrastructure operating conditions, object of the concession) and determines the price,

➢	the infrastructure assets are returned to the concession grantor at the end of the contract, and the residual value is significant, that is the infrastructure assets have a useful life greater than that of the contract term.

Draft Interpretation D12 states that such infrastructure assets must not be recognized as property, plant and equipment of the operator. When the operator finances the infrastructure, it must recognize a financial asset if the concession grantor has primary responsibility to pay the operator for the concession services (financial asset model, Draft Interpretation D13), and an intangible asset in all other cases (intangible asset model, Draft Interpretation D14).

Draft Interpretation D13 (financial asset model)

Financial assets resulting from the application of Draft Interpretation D13 are recognized in the balance sheet at amortized cost under a specific heading, “Operating financial assets”. In the absence of a specific contractual clause to the contrary, the effective interest rate is equal to the weighted average cost of capital of the entities carrying the assets concerned.

Revenue reflects the remuneration on the operating financial asset (excluding repayments of the principal), operating remuneration and revenue recognized on a stage of completion basis in the case of operating financial assets under construction (in accordance with IAS 11).

Draft Interpretation D14 (intangible asset model)

Intangible assets resulting from the application of Draft Interpretation D14 are recognized in the balance sheet under a specific heading “Concession intangible assets”. These assets are amortized, generally on a straight-line basis, over the term of the contract.

Under the intangible asset model, Revenue reflects operating remuneration and revenue recognized on a stage of completion basis in the case of intangible assets under construction (in accordance with IAS 11).

Application of the financial asset or intangible asset models depends on the identity “in substance” of the payer of the service. Nonetheless, certain contracts may include a payment commitment incumbent on the concession grantor. Where this is the case, the investment amount guaranteed by the concession grantor is recognized using the financial asset model and the residual balance is recognized using the intangible asset model.

Assets not falling within the scope of Draft Interpretation D12

The Group holds infrastructure assets that do not fall within the scope of Draft Interpretation D12, as at least one of the three criteria (service to public nature, control or regulation of the services and setting of prices, return of the infrastructure) are not satisfied. Where this is the case, the infrastructure is recognized in accordance with IFRIC 4 or IAS 16.

a)	Assets relating to contracts covered by IFRIC4 “Determining whether an arrangement contains a lease”. The Interpretation seeks to identify the contractual terms and conditions of agreements which, without taking the legal form of a lease, convey a right to use an asset in return for payments included in the overall contract remuneration. It identifies in such agreements, based on the allocation of the risks and rewards of ownership, a lease contract which is then analyzed and accounted for in accordance with the criteria laid down in IAS 17. The contract operator therefore becomes the lessor vis-à-vis its customers. Where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, the operator does not recognize an item of property, plant and equipment but a financial asset to reflect the corresponding financing.

These financial assets are recognized at amortized cost in the balance sheet in “Operating financial assets”.

b)	Property, plant and equipment

Infrastructure assets relating to contracts that do not fall into either of the above two categories continue to be recorded as Property, plant and equipment. The components approach is applied in accordance with IAS 16.

Outlook for 2006

Veolia Environnement considers these draft interpretations and the application procedures adopted by the Group to be consistent with current IFRS. Veolia Environnement does not expect any material changes in the accounting methods adopted, excluding publication by IFRIC of definitive interpretations substantially different from the current draft versions.

A.1.4 Translation of foreign subsidiary financial statements (IAS 21)

The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated interim financial statements were as follows:

Period-end exchange rate (one foreign exchange unit = €xx)	As of June 30, 2006	As of Dec. 31, 2005	Average exchange rate (one foreign exchange unit = €xx)	Average rate Half-year ended June 30, 2006	Average rate Half-year ended June 30, 2005
U.S. Dollar	0.7865	0.8477	U.S. Dollar	0.8085	0.7829
Pound Sterling	1.4449	1.4592	Pound Sterling	1.4519	1.4640
Czech Crowns	0.0351	0.0345	Czech Crowns	0.0352	0.0332

A.2 Use of management estimates in the application of Group accounting standards

The preparation of the consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Future results could differ significantly from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Future values could differ from these estimates.

In preparing the consolidated interim financial statements, the significant judgments made by management when applying Group accounting methods and the main sources of uncertainty with respect to estimates were identical to those disclosed in the consolidated financial statements for the year ended December 31, 2005.

A.3 Significant events

The only significant event during the first six months of 2006 was the implementation of Draft Interpretations D12/D13 and D14, as disclosed in note A.1.2.

A.4 Goodwill

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005 adjusted
Water	1,954.8	1,941.6
Waste Management	1,525.1	1,527.7
Energy Services	823.1	836.3
Transportation	466.3	446.7

Goodwill	4,769.3	4,752.3

The slight increase in goodwill is mainly due to changes in the scope of consolidation in the amount of €92.9 million, partially offset by foreign exchange losses of €81.9 million, including €79.3 million resulting from the fall in the U.S. dollar against the euro.

Changes in consolidation scope primarily concerned the acquisition of the Belgian subsidiary of Biffa (€33.7 million) by the Waste Management Division, of the companies carrying the Changzhou contract in China (€12.8 million) and the Hradec Kralove contract in the Czech Republic (€9.3 million) by the Water Division, of Shuttleport in the United States (€13.9 million) and

Dunn-Line in the United Kingdom (€9.3 million) by the Transportation Division, and the impact of the proportional consolidation for the first time of Grand Bahamas in the United States, previously equity accounted, by the Waste Management Division (€11.1 million).

A.5 Concession intangible assets

	As of June 30, 2006			NCA as of Dec. 31, 2005 adjusted
(€ millions)	Gross carrying amount	Amortization and impairment losses	Net carrying amount
Water	2,190.6	(801.4)	1,389.2	1,352.8
Waste Management	302.4	(82.2)	220.2	223.2
Energy Services	556.1	(312.0)	244.1	247.0
Other	28.1	(9.5)	18.6	18.2

Concession intangible assets	3,077.2	(1,205.1)	1,872.1	1,841.2

The increase in the net carrying amount of concession intangible assets is attributable to investments in the amount of €106.3 million (including €92.9 million by the Water Division), partially offset by charges to amortization of €69.6 million.

A.6 Other intangible assets

	As of June 30, 2006			NCA as of Dec. 31, 2005 adjusted
(€ millions)	Gross carrying amount	Amortization and impairment losses	Net carrying amount
Fees paid to local authorities	1,468.9	(790.4)	678.5	696.8
Trademarks	38.6	(15.1)	23.5	19.2
Purchased software	400.6	(290.6)	110.0	118.9
Internally-developed software	15.3	(12.6)	2.7	3.2
Other purchased intangible assets	590.7	(197.3)	393.4	404.4
Other internally-developed intangible assets	51.7	(2.5)	49.2	38.9

Other intangible assets	2,565.8	(1,308.5)	1,257.3	1,281.4

The €24.1 million decrease in other intangible assets is mainly due to charges to amortization of €86.8 million and foreign exchange losses of €14.6 million, partially offset by investments of €36.0 million and changes in consolidation scope of €34.4 million (primarily the entry into the consolidation scope of the wastewater treatment section of the Braunschweig contract in Germany, in the amount of €21.0 million).

A.7 Property, plant and equipment

	As of June 30, 2006			NCA as of Dec. 31, 2005 adjusted
(€ millions)	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Water	4,110.0	1,938.6	2,171.4	2107.0
Waste Management	6,569.2	3,811.2	2,758.0	2829.8
Energy Services	2,140.9	1,332.2	808.7	819.4
Transportation	2,611.4	1,514.8	1,096.6	1,066.5
Other	125.3	61.2	64.1	71.3

Property, plant and equipment	15,556.8	8,658.0	6,898.8	6,894.0

The stability of the property, plant and equipment balance is the net effect of:

➢	investments of €490.9 million (including €209.5 million by the Waste Management Division, €122.0 million by the Water Division and €105.5 million by the Transportation Division);

➢	disposals of €41 million (including €12.2 million by the Transportation Division in Denmark);

➢	foreign exchange losses of €133 million (primarily €67.7 million and €15.9 million resulting from the appreciation of the U.S. dollar and the pound sterling against the euro respectively);

➢	changes in consolidation scope in the amount of €158.4 million (primarily the Changzhou contract in China for €62.6 million in the Water Division and the acquisition of the Belgian subsidiary of Biffa for €23.5 million in the Waste Management Division and of Dunn-Line in the United Kingdom for €20.5 million in the Transportation Division);

➢	and charges to depreciation of €485.5 million.

A.8 Investments in associates

The principal investments in associates are as follows:

	% holding		Share in equity		Share of net income
	As of June 30, 2006	As of Dec. 31, 2005	As of June 30, 2006	As of Dec. 31, 2005 adjusted	Half-year ended June 30, 2006	Half-year ended June 30, 2005 adjusted
Fovarosi Csatomazasi Muvek Reszvenytarsasag	25.00%	25.00%	85.1	93.1	2.3	2.2
Tiru	24.00%	24.00%	11.8	10.7	0.3	-1.5
Grand Bahamas (1)	50.00%	49.00%	—	13.9	—	0.8
CICG	41.95%	41.95%	5.7	5.6	0.1	—
Southern Water Investments Limited (2) (3)	—	25.00%	—	17.7	1.3	2.7
Other (per unit < €5 million)			63.6	60.5	1.3	1.4

Investments in associates			166.2	201.5	5.3	5.6

(1)	Change in consolidation method: from equity accounting to proportionate consolidation.
(2)	Shares sold in 2006.
(3)	The share of net income for the half-year ended June 30, 2006 is recorded in Net income from discontinued operations in the Income Statement.

Movements in investments in associates during the first six months of 2006:

(€ millions)	% holding as of June 30, 2006	As of Dec. 31, 2005 adjusted	Net income		Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	As of June 30, 2006
Fovarosi Csatomazasi Muvek Reszvenytarsasag	25.00%	93.1	2.3		—	(10.3)	—	—	85.1
Tiru	24.00%	10.7	0.3			0.7	—	0.1	11.8
Grand Bahamas	50.00%	13.9	—		—	—	(13.9)	—	—
CICG	41.95%	5.6	0.1		—	—	—	—	5.7
Southern Water Investments Limited	—	17.7	1.3	*	—	(0.8)	(18.2)	—	—
Other (per unit < €5 million)	—	60.5	1.3		(2.0)	(1.0)	3.8	1.0	63.6

Investments in associates		201.5	5.3		(2.0)	(11.4)	(28.3)	1.1	166.2

*	Recorded in Net income from discontinued operations in the Income Statement

A.9 Non-consolidated investments

Non-consolidated investments total €347.5 million as of June 30, 2006 compared to €209.5 million as of December 31, 2005. The increase in this heading is attributable in the amount of €100.5 million to the unblocking of collateral guarantees earmarked for the acquisition of the water services company serving the town of Kunming (Water Division). This company will be consolidated in the second half of 2006.

A.10 Operating financial assets

	Non-current		Current		Total
(€ millions)	As of June 30, 2006	As of Dec. 31, 2005 adjusted	As of June 30, 2006	As of Dec. 31, 2005 adjusted	As of June 30, 2006	As of Dec. 31, 2005 adjusted
Water	3,609.5	3,714.1	110.7	53.1	3,720.2	3,767.2
Waste Management	697.9	729.3	34.2	18.7	732.1	748.0
Energy Services	642.6	707.9	126.7	113.0	769.3	820.9
Veolia Transport	82.8	83.5	31.3	20.9	114.1	104.4
Other	6.1	6.2	0.2	0.2	6.3	6.4

Operating financial assets	5,038.9	5,241.0	303.1	205.9	5,342.0	5,446.9

The €104.9 million decrease in operating financial assets is mainly due to major Water Division construction projects in Brussels (€37.2 million) and the Hague (€15.1 million) and the Berlin contract (€50.5 million) and the repayment of cogeneration operating financial assets by the Energy Services Division (€75.4 million) and Berlin contract operating financial assets (€63.2 million) and the sale to the customer of the Brussels drainage basin (€60.7 million) by the Water Division.

A.11 Other non-current financial assets

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005 adjusted
Other long-term loans (net)	373.1	428.4
Other investments (net)	137.5	263.2

Other non-current financial assets (net)	510.6	691.6

Other long-term loans

Other long-term loans as of June 30, 2006 mainly include:

-	a deposit paid under the Berlin contract held by Veolia Water Germany of €97.3 million;

-	payment guarantee deposits of €49.7 million;

-	Water Division loans in the United States of €30.6 million;

-	various loans to non-consolidated subsidiaries of €39 million.

Other investments

The decrease in other investments is primarily due to:

-	the sale of Southern Water preferred shares in the amount of €66.3 million;

-	and the unblocking of collateral guarantees earmarked for Water Division investments in China (Changzhou: €24.3 million and Kunming: €21.1 million).

Other investments as of June 30, 2006 mainly include:

-	guarantee deposits paid to suppliers and others in the amount of €14.0 million;

-	pension funds and other employee-related obligations in the amount of €11.5 million;

-	various loans to co-shareholders and partners in the amount of €10.1 million.

A.12 Other current financial assets

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005 adjusted
Other short-term loans (net)	280.5	221.2
Marketable securities and other current financial assets (nets)	75.5	60.7

Other current financial assets (net)	356.0	281.9

Other short-term loans as of June 30, 2006 mainly include:

-	the temporary investment of the proceeds from the Veolia Transportation Central Europe share capital increase subscribed by the European Bank for Reconstruction and Development (EBRD) of €59.5 million;

-	various loans and non-group current accounts of €118.3 million (mainly in respect of the Berlin contract for €53.3 million and in France in the Water Division for €53.4 million)

A.13 Cash and cash equivalents

Movements in cash and cash equivalents during the first six months of 2006:

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005 adjusted
Cash at bank and in hand	1,033.6	1,173.1
Cash equivalents	1,608.4	1,163.0

Cash and cash equivalents	2,642.0	2,336.1

The decrease in cash at bank and in hand is mainly due to arbitrage transactions between cash balances and investments by the Central Treasury Department.

The increase in very short-term financial assets is mainly due to an increase in cash-management investment funds of €236.0 million, certificates of deposit of €87.0 million and bond funds of €75.2 million (medium-term loan note equivalents, including accrued interest) within Veolia Environnement SA as part of its Group cash management activities and the contribution of cash of €48.5 million by the Biffa subsidiary acquired by the Waste Management Division during the first half of 2006.

A.14 Equity

A.14.1 Equity attributable to equity holders of the parent

A.14.1.1 Share capital

Share capital increase

In 2005, Veolia Environnement carried out a share capital increase of €34.6 million, subscribed by members of the Group employee savings plan in France and abroad. The discount on the issue price was expensed in the amount of €8.6 million.

In addition, the share capital was increased by €4.2 million (including additional paid-in capital) following the exercise of share options.

As of June 30, 2006, the share capital was increased by €31.7 million (including additional paid-in capital) following the exercise of share options.

In addition, the share capital was increased by €2.2 million (including additional paid-in capital) following the issue of subscription warrants.

Number of shares outstanding

405,070,515 shares were outstanding as of January 1st, 2004, 406,421,983 as of December 31, 2004, 407,872,606 as of December 31, 2005 and 408,864,500 as of June 30, 2006 (including treasury shares).

A.14.1.2 Offset of treasury shares against equity

In 2005, 193,306 shares with a net carrying amount of €9.2 million were sold as part of transactions reserved for employees. As of December 31, 2005, the Group held 15,990,242 of its own shares.

As of June 30, 2006, 2,282,778 shares with a net carrying amount of €70.9 million were sold as part of transactions reserved for employees. At the same date, the Group held 13,707,464 of its own shares.

A.14.1.3 Stock options

In accordance with IFRS 2, an expense of €16.2 million in 2005 and €6.8 million in the first half of 2006 was recognized in respect of share option plans granted to employees.

A.14.1.4 Appropriation of net income and dividend distribution

A dividend distribution of €336.3 million was paid out of 2005 net income attributable to equity holders of the parent of €622.2 million. The residual balance of €285.9 million was transferred to Veolia Environnement’s consolidated reserves.

A.14.1.5 Foreign exchange translation reserves

In 2005, positive translation differences of €284.4 million (portion attributable to equity holders of the parent) concerned the US dollar in the amount of €113.5 million.

Accumulated foreign exchange translation reserves as of December 31, 2005 are positive: €212.3 million (portion attributable to equity holders of the parent), including €49.1 million in respect of the US dollar and €41.7 million in respect of the Korean won.

In the first half of 2006, negative translation differences of €151.9 million (portion attributable to equity holders of the parent), concerned the fall in the US dollar in the amount of €87.1 million.

Accumulated foreign exchange translation reserves as of June 30, 2006 are positive: €60.4 million (portion attributable to equity holders of the parent), including €35.9 million in respect of the Korean won, €26.8 million in respect of the pound sterling, €20.2 million in respect of the Czech crown and negative €38 million in respect of the US dollar.

Movements in foreign exchange translation reserves (attributable to equity holders of the parent and minority interests)

(€ millions)	Total	Attributable to equity holders of the parent
Exchange differences on the translation of the financial statements of subsidiaries drawn up in a foreign currency	291.6	246.4
Exchange differences on the net financing of foreign investments	(35.0)	(34.1)

As of Dec. 31, 2005, adjusted	256.6	212.3

Exchange differences on the translation of the financial statements of subsidiaries drawn up in a foreign currency	(160.3)	(145.4)
Exchange differences on the net financing of foreign investments	(6.5)	(6.5)

Movement during the first six months of 2006	(166.9)	(151.9)

Exchange differences on the translation of the financial statements of subsidiaries drawn up in a foreign currency	131.2	101.0
Exchange differences on the net financing of foreign investments	(41.5)	(40.6)

As of June 30, 2006	89.7	60.4

Breakdown by currency of foreign exchange translation reserves attributable to equity holders of the parent

(€ millions)	As of Dec. 31, 2005 adjusted	Movement	As of June 30, 2006
U.S. Dollar	49.1	(87.1)	(38.0)
Pound Sterling	33.1	(6.3)	26.8
Korean Won	41.7	(5.8)	35.9
Chinese Yuan	28.3	(17.8)	10.5
Czech Crown	18.3	1.9	20.2
Canadian Dollar	10.0	(7.0)	3.0
Australian Dollar	6.9	(10.4)	(3.5)
Swedish Krona	(5.0)	2.9	(2.1)
Norwegian Krona	2.0	1.1	3.1
Hungarian Florin	2.1	(9.2)	(7.1)
Polish Zloty	4.7	(1.7)	3.0
Romanian Leu	4.9	1.7	6.6
Other currencies	16.2	(14.2)	2.0

Total	212.3	(151.9)	60.4

A.14.2 Statement of recognized income and expense

(€ millions)	As of June 30, 2006	As of Dec. 31 2005 adjusted
Net income for the period	579.2	795.1

Actuarial gains or losses on pension obligations	47.1	(144.7)
Fair value adjustments on available-for-sale assets	—	(2.4)
Fair value adjustments on derivative instruments - cash-flow hedges (1)	37.0	13.7
Foreign exchange translation reserves:
exchange differences on translation of the financial statements of subsidiaries drawn up in a foreign currency	(160.4)	328.2
exchange differences on the net financing of foreign investments	(6.5)	(13.8)

Income and expenses recognized directly in equity	(82.8)	181.0

Total recognized income and expenses	496.4	976.1

Attributable to equity holders of the parent	372.0	780.2
Attributable to minority interests	124.4	195.9

No new significant derivatives transaction during the period.

(1)	The fair value adjustment of €37 million results from interest fluctuations during the period.

A.15 Non-Current and Current Provisions

Pursuant to IAS 37, provisions maturing after more than one year are discounted. Discount rates are as follows:

	As of June 30, 2006	As of Dec. 31, 2005
Euros

2 to 5 years	4.00%	3.25%
6 to 10 years	4.31%	3.88%
After 10 years	4.81%	4.32%

U.S. Dollars

2 to 5 years	5.54%	5.16%
6 to 10 years	5.64%	5.55%
After 10 years	6.01%	5.79%

Pound Sterling

2 to 5 years	4.91%	4.88%
6 to 10 years	5.04%	5.11%
After 10 years	5.29%	5.10%

Movements in non-current and current provisions during the first six months of 2006:

(€ millions)	Non-current		Current		Total
	As of June 30, 2006	As of Dec. 31 2005 adjusted	As of June 30, 2006	As of Dec. 31 2005 adjusted	As of June 30, 2006	As of Dec. 31 2005 adjusted
Provisions excl. pensions and other employee benefits	1,042.4	982.3	676.5	754.0	1,718.9	1,736.3
Provisions for pensions and other employee benefits	582.9	639.1	23.0	26.6	605.9	665.7

Total	1,625.3	1,621.4	699.5	780.6	2,324.8	2,402.0

There was little movement in provisions excluding pensions and other employee benefits.

The decrease in provisions for pensions and other employee benefits is mainly due to the change in discount rates, notably in France and the United Kingdom.

A.16 Long-Term Borrowings

Long-term borrowings

(€ millions)	As of June 30, 2006	As of Dec. 31 2005
Bonds	7,427.7	7,857.9
Other long-term borrowings	5,203.2	5,864.9

Long-term borrowings	12,630.9	13,722.8

Bonds break down by maturity as follows:

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005
Veolia Environnement SA:

Publicly offered or traded issuances (a)	6,589.5	6,939.0
Private placements (b)	307.8	344.0

Water:

Three Valleys bond issue (c)	283.3	286.0

Waste Management:

Montgomery bond issue (d)	61.6	74.8
Tyseley bond issue (e)	59.1	62.5
Other < €60 million	126.4	151.6

Bonds	7,427.7	7,857.9

(a)	As of June 30, 2006, bonds issued under the European Medium Term Notes (EMTN) program totaled €7,259.7 million (including €6,589.5 million maturing in more than one year). The impact of the fair value measurement of long-term borrowings was €48.1 million.

During the first six months of 2006, VE issued notes under its EMTN program with a euro equivalent of €450 million (recognized in the balance sheet at amortized cost of €450 million), which break down as follows.

-	€300 million at floating rates (3-month Euribor + 0.06%), maturing February 15, 2008.

-	€150 million at floating rates (3-month Euribor), maturing July 18, 2007 (recognized in short-term borrowings).

The €500 million EMTN program at floating rates (3-month Euribor + 0.07%), maturing May 30, 2007, was transferred to short-term borrowings given its maturity date.

(b)	As of June 30, 2006, €307.8 million (including negative €15.2 million in respect of revaluations) remained outstanding on the private placement performed in the United States (USPP). This bond issue comprises five tranches:

-	Tranches A, B and C, maturing January 30, 2013, of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and US$147 million (fixed-rate interest of 5.78%) respectively;

-	Tranche D, maturing January 30, 2015, of US$125 million, bearing fixed-rate interest of 6.02%

-	Tranche E, maturing January 30, 2018, of US$85 million, bearing fixed-rate interest of 6.31%

Within the context of IFRS transition, Veolia Environnement launched the renegotiation of certain covenants included in the USPP documentation in order to adapt the definitions and thresholds of financial ratios.

The thresholds defined in the March 24, 2006 amendment are as follows:

a.	Debt coverage ratio (Net financial debt/Adjusted cash flow5) < 5.30

b.	Finance cost coverage ratio (Adjusted cash flow/Net finance costs) > 3.20

(c)	The €200 million bond issue performed by the Water Division subsidiary, Three Valleys, in July 2004 bearing interest of 5.875%, was recognized as of June 30, 2006 at amortized cost for a euro equivalent of €283.3 million. This bond matures on July 13, 2026.

(d)	The US Dollar bond issue, bearing interest of 5.0%, was performed to finance the Montgomery plant near Philadelphia (Pennsylvania) in the United States. This redeemable loan was recognized as of June 30, 2006 at amortized cost for a euro equivalent of €61.6 million, and the final repayment is due on January 11, 2014

(e)	This pound sterling bond issue, bearing interest of 6.6675%, was performed to refinance the incineration plant in Birmingham (UK). This redeemable loan was recognized as of June 30, 2006 at amortized cost for a euro equivalent of €59.1 million, and the final repayment is due on July 30, 2018.

[5]	Adjusted cash flow is equal to Operating cash flow before changes in working capital less replacement expenditure and cash flow of discontinued operations and plus repayments on “operating” assets of a financial nature.

Breakdown of bond issues by main component:

Operation (€ millions)	Final maturity	Currency	Nominal in € million	Interest rate	Amortized cost restatement	Revaluation	Net carrying amount	Effective interest rate before hedging	Effective interest rate after hedging
Series 1	06/27/2008	EUR	700	5.88%	5	12	717	5.51%	3.98%
Series 7	02/01/2012	EUR	1,000	5.88%	(7)	(24)	969	6.02%	5.82%
Series 8	04/29/2009	CZK	14	Pribor 3M + 0.67%	—	—	14	2.82%	2.82%
Series 8 a	04/29/2009	CZK	9	Pribor 3M + 0.67%	—	—	9	3.05%	3.05%
Series 9	04/23/2010	CZK	21	Pribor 3M + 0.67%	—	—	21	3.19%	3.19%
Series 10	05/28/2013	EUR	1,000	4.88%	(7)	(10)	983	5.00%	4.05%
Series 10 a	05/28/2018	EUR	750	5.38%	2	1	753	5.35%	4.44%
Series 12	11/25/2033	EUR	700	6.12%	(6)	—	694	6.19%	6.19%
Series 13	03/04/2009	USD	21	Libor USD 3M + 0.55%	—	—	21	4.75%	4.75%
Series 14	06/30/2015	USD	39	4.69%	(1)	(3)	35	4.99%	5.95%
Series 15	06/17/2015	EUR	616	1.75%	(6)	—	610	4.29%	4.29%
Series 17	02/12/2016	EUR	900	4.00%	(6)	(15)	879	4.09%	3.94%
Series 18	12/11/2020	EUR	600	4.38%	(8)	(9)	583	4.50%	4.39%
Series 20	02/15/2008	EUR	300	Euribor 3M +0.06%	—	—	300	2.94%	3.23%

Total publicly offered issuances			6,670		(34)	(48)	6,588	n/a	n/a

USPP EUR 2013	01/30/2013	EUR	33	5.84%	(0.1)	—	33	5.89%	5.89%
USPP GBP 2013	01/30/2013	GBP	10	6.22%	—	—	10	6.27%	6.27%
USPP USD 2013	01/30/2013	USD	115	5.78%	(0.3)	(6)	109	5.83%	6.59%
USPP USD 2015	01/30/2015	USD	98	6.02%	(0.3.)	(5)	93	6.06%	6.55%
USPP USD 2018	01/30/2018	USD	67	6.31%	(0.2)	(4)	63	6.35%	6.64%

Total private placements			323		(0.9)	(15)	307	n/a	n/a

Three Valleys bond issue	07/13/2026	GBP	289	5.88%	(6)	—	283	6.05%	6.05%

Montgomery bond issue	01/11/2014	USD	60	5.00%	1	—	61	3.60%	3.60%

Tyseley bond issue	07/30/2018	GBP	69	6.67%	(10)	—	59	9.50%	9.50%

MBM Chicago Biosolids bond issue	11/01/2023	USD	37	5.92%	—	—	37	5.92%	5.92%

Selchp (49%) bond issue	12/31/2021	GBP	33	7.14%	—	—	33	7.39%	7.39%

Total main bond issues			7,481		(50)	(63)	7,368	n/a	n/a

*	including long-term interest

Breakdown of other long-term borrowings by main component:

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005
BWB and SPE debts (a)	2,119.8	2,126.0
Cogevolt (b)	349.6	457.0
Syndicated credit in CZK (c)	351.0	344.8
Local authority borrowing annuities (d)	110.7	120.3
Shenzhen (e)	98.6	105.3
Finance lease obligations	766.1	802.0
Other < €100 million as of June 30, 2006	1,407.4	1,909.5

Other long-term borrowings	5,203.2	5,864.9

(a)	The Berliner Wasser Betriebe debt consists of two lines:

The debt borne by the operating companies of €1,193.6 million as of June 30, 2006 compared to €1,192.0 million as of December 31, 2005;

Acquisition debt of €600 million as of June 30, 2006. The Berlin contract acquisition debt borne by RWE/Veolia Wasser Betailigungs AG (“RVB”) of €600 million, maturing January 15, 2005, was refinanced in the same amount for three years, maturing January 15, 2008.

Special purpose entity (SPE) debts total €326.2 million as of June 30, 2006.

(b)	This securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division. The debt reflects payments due to the amortization of future receivables over the period to May 2012. The average fixed rate of interest payable on this debt is 5.42%.

(c)	This CZK 12 billion syndicated credit facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinances the five-year CZK 8 billion syndicated credit facility negotiated in November 2003. It comprises a five-year tranche of CZK 8 billion (maturing July 29, 2010) and a seven-year tranche of CZK 4 billion (maturing July 27, 2012). As of June 30, 2006, this syndicated credit facility had been drawn down CZK 10 billion (€351.0 million euro equivalent).

(d)	The Group assumes certain fee obligations to local authorities under public service contracts. Local authority borrowing annuities as of June 30, 2006 total €110.7 million.

(e)	This financing which concerns the comprehensive water management contract for the town of Shenzhen is carried by Beijing Capital VW Invest and consolidated (50%) as of June 30, 2006 in the euro equivalent of €98.6 million. This Chinese Yuan redeemable loan matures in June 2022 and bears interest to November 2010 at a fixed-rate of 6.93% (revisable every six years).

Long-term borrowings break down by original currency (before swap transactions) as follows (amortized cost or fair value)

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005
Euro	10,270.6	11,103.5
U.S. Dollar	569.9	655.2
Pound Sterling	500.7	515.8
Czech Crown	452.3	446.8
Chinese Yuan	157.7	139.9
Australian Dollar	104.8	137.8
Korean Won	99.0	122.4
Polish Zloty	56.4	62.5
Norwegian Crown	32.8	41.7
Other	386.7	497.2

Long-term borrowings	12,630.9	13,722.8

The €833 million decrease in euro-denominated long-term borrowings during the first six months of 2006 is mainly due to the transfer to short-term borrowings of:

➢	the €500 million floating-rate issue, maturing May 30, 2007;

➢	the securitization program governed by an agreement signed in June 2002 for five years. As of June 30, 2006, Veolia Environnement consolidated the Acqueduc debt fund in the amount of €323.6 million.

Breakdown of long-term borrowings by maturity

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005
Maturing in one to two years	1,938.1	2,348.8
Maturing in two to five years	2,502.7	2,820.6
Maturing after five years	8,190.1	8,553.4

Total	12,630.9	13,722.8

Undrawn credit lines

The main undrawn credit lines as of June 30, 2006 were as follows:

➢	undrawn “multi purposes” medium-term credit lines of €1,075 million,

➢	medium-term syndicated loan of €4,000 million, maturing April 20, 2012,

➢	medium-term syndicated loan denominated in Czech crowns of a euro equivalent of €70 million.

A.17 Short-Term Borrowings

Movements in short-term borrowings during the first six months of 2006 (amortized cost or fair value):

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005
Short-term borrowings	3,192.0	2,138.2

Short-term borrowings total €3,192.0 million as of June 30, 2006 compared to €2,138.2 million as of December 31, 2005. This increase was mainly due to the reclassification of long-term borrowings as short-term due to their maturity.

As of June 30, 2006, short-term borrowings concern Veolia Environnement SA for €2,011 million (including treasury notes of €905 million and bond issues maturing within one year of €670 million), the Water Division for €434 million (mainly Berlin for €134 million, Kunming for €80 million and Compagnie Générale des Eaux for €63 million), the Energy Services Division for €220 million (mainly financing interest in respect of Cogevolt of €96 million), the Waste Management Division for €284 million and the Transportation Division for €210 million.

A.18 Revenue

Breakdown of Revenue

(€ millions)	Half-year ended June 30,
	2006	2005 adjusted
Sales of goods and services	13,620.5	11,869.1
D12 / IFRIC 4 Construction contracts	202.1	273.8
Remuneration on operating financial assets	175.1	163.9

Revenue	13,997.7	12,306.8

A.19 Personnel Costs

Personnel costs including employee profit-sharing totaled €4.4 billion for the first six months of 2006 compared to €4.0 billion for the first six months of 2005:

(€ millions)	Half-year ended June 30,
	2006	2005 adjusted
Employee costs	(4,336.0)	(3,916.7)
Profit sharing	(30.7)	(30.8)
Share-based compensation (IFRS 2)	(6.8)	(10.3)

Total	(4,373.5)	(3,957.8)

A.20 Finance Costs, Net

The income and expense balances making up net finance costs are as follows:

(€ millions)	Half-year ended June 30,
	2006	2005 adjusted
Income	38.5	34.9
Expense	(369.5)	(368.0)

Finance costs, net	(331.0)	(333.1)

Net finance costs represent the cost of borrowings net of cash and cash equivalents.

Finance costs include the impact of revaluing non-hedging derivative instruments. These movements, that are calculated in accordance with IAS 39 and depend on market conditions at the end of the period, represented gains of €6.9 million as of June 30, 2005 and gains of €5.7 million as of June 30, 2006.

The overall stability of net finance costs is the result of a slight increase in average net financial debt and a financing rate of 5%, in line with the rate for the first-half of 2005 and down slightly on the rate for fiscal year 2005 as a whole.

A.21 Other Financial Income (Expenses)

(€ millions)	Half-year ended June 30,
	2006	2005 adjusted
Loan income	14.8	15.3
Dividends	7.8	4.0
Foreign exchange gains (losses)	(7.4)	9.7
Financial provisions	(2.4)	24.4
Other income (expense)	(32.9)	(24.7)

Other financial income (expenses)	(20.1)	28.7

Other financial income (expenses) fell from a net income of €28.7 million for the half-year ended June 30, 2005 to a net expense of €20.1 million for the half-year ended June 30, 2006.

This downturn in the contribution of other financial income (expenses) was mainly due to:

-	a change in the net foreign exchange position from a net gain of €9.7 million to a net loss of €7.4 million,

-	the impact of the fair value measurement of derivatives embedded in Korean contracts (net gain of €5.4 million as of June 30, 2005, compared to a net loss of €17.5 million as of June 30, 2006) due to fluctuations in foreign exchange and interest rates.

A.22 Income Tax Expense

Analysis of the income tax expense

The income tax expense breaks down as follows:

(€ millions)	Half-year ended June 30,
	2006	2005 adjusted
Current income tax expense	(189.0)	(169.3)
France	(39.7)	(63.5)
Other countries	(149.3)	(105.8)

Deferred income tax expense (credit)	(63.7)	(66.7)

France	(57.4)	(8.6)
Other countries	(6.3)	(58.1)

Total income tax expense	(252.7)	(236.0)

The income tax expense was calculated for the first half of 2006 using the effective tax rate method, under which the expected tax rate at the end of the year is applied to pre-tax accounting net income for the period.

The decrease in the tax expense in France is mainly due to the extension of the scope of the French tax group (decrease in tax payable) and an increase in taxable income (increase in deferred tax charge). The increase in the tax expense for other countries reflects an increase in taxable income and changes in consolidation scope. The drop in the deferred tax expense is due to the one-off consumption of timing differences in the first-half of 2005.

A.23 Net Income from Discontinued Operations

Net income from discontinued operations for the first half of 2006 of €54 million, relating to the sale of the Group’s investment in Southern Water, comprises net income for the period, disposal proceeds and the tax effect of the disposal.

A.24 Derivative Instruments

The fair value of derivative instruments recognized in the balance sheet breaks down as follows:

(€ millions)	As of June 30, 2006		As of Dec. 31, 2005
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	47.9	125.6	195.7	97.8
Fair value hedges	9.0	69.1	164.7	2.5
Cash flow hedges	3.4	50.6	—	88.6
Derivatives not qualifying for hedge accounting	35.5	5.9	31.0	6.7

Foreign exchange derivatives	38.5	41.2	18.0	31.5
Net investment hedges	31.1	0.2	13.9	0.3
Derivatives not qualifying for hedge accounting	7.4	41.0	4.1	31.2

Other derivative instruments including commodity derivatives	39.1	31.4	35.3	25.2

Total derivative instruments	125.5	198.2	249.0	154.5

There is no new significant operation during the period. Change in fair value hedges result for interest rate fluctuation over the period.

A.25 Commitments and Contingencies

Specific commitments given

➢	Southern Water operation

As part of the sale of Southern Water, Société Générale Bank and Trust SA, on the one hand, and CDC IXIS, on the other hand, exercised their put option. As of June 30, 2006, the Group is no longer bound by any commitment to these companies.

➢	Replacement obligation

The Group and its water and heat distribution subsidiaries, as part of their contractual obligations under concession contracts and in return for the revenue they receive, assume responsibility for the replacement of assets of the publicly-owned utility networks they manage. The Group estimates future expenditure required in this regard over the remaining term of the relevant contracts at €2.2 billion (€1.7 billion for Water and €0.5 for Energy Services). This expenditure will either be expensed immediately or included in the cost of the assets.

➢	Performance Bonds issued for U.S. subsidiaries

Insurance companies have issued performance guarantees in connection with the activities of the Group’s U.S. subsidiaries (operating guarantees, site restoration guarantees), which have been underwritten by Veolia Environnement up to a maximum amount of $1.4 billion (drawn $0.2 billion as of June 30, 2006).

➢	Specific Berlin contract commitments

Under the Berlin water contract, the Group may be obliged to purchase rights of passage for water pipes from landowners still not indemnified who present claims for payments. The cost to the Group could total €610 million (50%).

➢	Agreements with EDF

Veolia Environnement granted EDF a call option over its entire holding of Dalkia shares, exercisable in the event a competitor of EDF acquires the control of Veolia Environnement.

Similarly, EDF granted Veolia Environnement a call option over its entire holding of Dalkia shares, exercisable in the event of a change in the legal status of EDF and/or the acquisition of control of EDF by a competitor of Veolia Environnement, acting alone or in concert. In the absence of agreement regarding the selling price of the shares, the price shall be determined by an independent expert.

Breakdown by maturity of specific commitments given

(€ millions)	As of Dec. 31, 2005 adjusted	As of June 30, 2006	Maturity
			Less than one year	One to five years	More than five years
Southern Water Put	321	—
Water replacement obligations	1,819	1,687	430	697	560
Dalkia replacement obligations	535	535	68	335	132
Performance bonds issued by VE for U.S. subsidiaries	145	172	2		170
Specific Berlin contract commitment (50%)	610	610	5	374	231

Specific commitments given	3,430	3,004	505	1,406	1,093

Other commitments given

Other commitments and contingencies include neither collateral guarantees supporting borrowings, nor specific commitments and contingencies described above.

Other commitments and contingencies are as follows:

(€ millions)	As of Dec. 31, 2005 adjusted	As of June 30, 2006	Maturity
			Less than one year	One to five years	More than five years
Operational guarantees	2,963	3,139	885	1,183	1,071
Financial guarantees
Debt guarantees	251	243	84	95	64
Warranty obligations given	516	482	14	350	118
Commitments given
Obligations to buy	95	91	32	56	3
Obligations to sell	9	9	9	—	—
Other commitments given
Letters of credit	819	799	298	489	12
Other commitments given	772	856	208	372	276

Other commitments given	5,425	5,619	1,530	2,545	1,544

Operational guarantees: in the course of their normal activities, the Group’s subsidiaries give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties. This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in the contract are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.

Debt guarantees: these relate to guarantees given to financial institutions in connection with the financial debt of non-consolidated companies, equity associates, or proportionately consolidated companies.

Warranty obligations given: these include guarantees linked to the sale of Water activities in the United States for €341 million and the sale of Connex Transport UK Ltd for €25 million.

Obligations to buy: these include commitments given by Group companies to purchase shares in other companies or invest. As of June 30, 2006, these commitments mainly concerned the Transportation Division (€15 million), the Waste Management Division (€33 million) and the Water Division (€30 million).

Letters of credit: letters of credit delivered by financial institutions to Group creditors, customers and suppliers guaranteeing operating activities.

The impact of movements in the U.S. dollar on commitments and contingencies is approximately -€169 million and mainly concerns the Water Division (-€66 million) and Veolia Environnement S.A. (-€76 million).

Other commitments and contingencies given break down by division as follows:

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005 adjusted
Water	2,615	2,388
Waste Management	678	715
Energy Services	578	542
Transportation	254	275
Proactiva	7	10
Holding companies	1,432	1,440
Other	55	55

Total	5,619	5,425

Litigation (not accounted for)

The Group is subject to various litigation in the normal course of its business. Taking into account the uncertain nature of the outcome of such litigation, management considers, in accordance with IAS 37 criteria, that a provision is not necessary at the balance sheet date.

Commitments received

(€ millions)	As of June 30, 2006	As of Dec. 31, 2005 adjusted
Guarantees received	1,154	1,759
Debt guarantees	187	191
Warranty obligations received	15	27
Other guarantees received	952	1,541

The fall in guarantees received on June 30, 2005 mainly concerns greenhouse gas emission quotas in the Energy Services Division (application of the Kyoto protocol from 2005) in the amount of negative

€339 million (€228 million as of June 30, 2006 compared to €567 million as of December 31, 2005), due in part to the fact that commitments received as of June 30, 2006 only concern 2007 (as of December 31, 2005 they concerned 2006 and 2007) and in part to a fall in the value of one metric ton of CO² during the first half of 2006.

Greenhouse gas emission rights

Trends in the first half of 2006 do not suggest that the Group will exceed its CO² emission quotas.

Related party transactions

There have been no modifications with respect to related party transactions during the first half of 2006.

A.26 Segment reporting

Pursuant to IAS 14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Waste Management, Energy Services and Transportation.

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Waste Management segment collects, processes and disposes of household, trade and industrial waste.

The Energy Services segment includes heating production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services, both road and rail networks.

	Half-year ended June 30,
Revenue by segment (€ millions)	2006	2005 adjusted
Water	4,801.0	4,294.5
Waste Management	3,547.9	3,218.1
Energy Services	3,245.3	2,706.0
Transportation	2,403.5	2,088.2

Revenue as per consolidated income statement	13,997.7	12,306.8

	Half-year ended June 30,
Operating income by segment (€ millions)	2006	2005 adjusted
Water	526.6	462.9
Waste Management	307.2	247.2
Energy Services	266.7	228.3
Transportation	70.2	60.0
Total business segments	1,170.7	998.4

Unallocated operating income	(45.7)	(38.9)
Operating income as per consolidated income statement	1,125.0	959.5

Geographical breakdown of Revenue

Half-year ended June 30, 2006 (€ millions)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of world	Total
Water	2,346.1	639.2	258.9	592.0	320.5	52.4	227.8	364.1	4,801.0
Waste Management	1,535.9	73.4	469.3	369.3	674.0	193.1	78.7	154.2	3,547.9
Energy Services	1,903.2	33.6	210.8	1,006.9	6.1	—	11.6	73.1	3,245.3
Transportation	892.2	244.9	27.7	702.2	309.9	198.3	—	28.3	2,403.5

Revenue	6,677.4	991.1	966.7	2,670.4	1,310.5	443.8	318.1	619.7	13,997.7

Half-year ended June 30, 2005 adjusted (€ millions)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of world	Total
Water	2,142.2	610.6	206.6	520.0	271.5	40.1	173.6	329.9	4,294.5
Waste Management	1,454.4	69.7	412.3	345.0	561.1	174.7	68.9	132.0	3,218.1
Energy Services	1,655.7	34.5	173.1	800.5	0.3	—	4.7	37.2	2,706.0
Transportation	894.7	185.1	14.5	651.3	141.1	183.6	—	17.9	2,088.2

Revenue	6,147.0	899.9	806.5	2,316.8	974.0	398.4	247.2	517.0	12,306.8

A.27 Subsequent events

The Waste management division acquired on June 30, 2006 Cleanaway Holding Limited Company for a consideration of €859 million. This company is an operator in the United Kingdom in municipal and industrial waste collected and integrated waste management services. Annual revenue is estimated at €684 million. This acquisition should be finished during the second half of 2006.

B. ADJUSTED 2005 CONSOLIDATED FINANCIAL STATEMENTS: RECONCILIATION SCHEDULES

B.1 Summary of the impact of interpretation D12 on the main income statement and balance sheet headings

	As of Dec. 31 2005		Difference
(€ millions)	Published	Adjusted
Income Statement
Revenue	25,244.9	25,693.1	448.2
Revenue from third-party financing activities	125.8	325.8	200.0
Operating income	1,892.9	1,886.9	-6.0
Net income attributable to equity holders of the parent	623.0	622.2	-0.8

Balance Sheet
Intangible assets (1)	1,171.5	3,122.6	1,951.1
Property, plant and equipment	12,351.5	6,894.0	-5,457.5
Operating financial assets	2,065.4	5,446.9	3,381.5
Operating receivables	10,112.3	10,424.1	311.8
Equity attributable to equity holders of the parent	3,802.6	3,790.2	-12.4
Total equity	5,693.5	5,678.2	-15.3

Cash Flow Statement
Operating cash flow before changes in working capital	3,687.3	3,541.9	-145.4
Changes in working capital	(52.2)	(157.1)	-104.9
Purchases of property, plant and equipment	(2,081.9)	(1,719.5)	362.4
New operating financial assets	(269.3)	(513.4)	-244.1
Principal payments on operating financial assets	184.0	320.6	136.6
Net financial debt	(13,870.6)	(13,870.6)	—

(1)	Excluding goodwill but including concession intangible assets

B.2 Reconciliation of published and adjusted equity as of December 31, 2005

(€ millions)	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of Dec. 31, 2005 published	2,039.4	6,499.1	(452.7)	(4,227.4)	(55.8)	3,802.6	1,890.9	5,693.5
D13	—	—	—	6.2	—	6.2	(11.8)	(5.6)
D14	—	—	—	(28.3)	—	(28.3)	9.4	(18.9)
D13/D14 bifurcation	—	—	—	6.0	—	6.0	—	6.0
Other	—	—	—	3.7	—	3.7	(0.5)	3.2

As of Dec. 31, 2005 adjusted	2,039.4	6,499.1	(452.7)	(4,239.8)	(55.8)	3,790.2	1,888.0	5,678.2

B.3 Adjusted 2005 financial statements

B.3.1 Consolidated Balance Sheet

(€ millions)	Notes	As of Dec. 31, 2005 Published	D12 Restatements	As of Dec. 31, 2005 Adjusted
Goodwill	B.4.1	4,863.1	-110.8	4,752.3
Concession intangible assets	B.4.2	—	1,841.2	1,841.2
Other intangible assets	B.4.3	1,171.5	109.9	1,281.4
Publicly-owned utility networks	B.4.4	5,629.5	-5,457.5	6,894.0
Property, plant and equipment		6,722.0
Investments in associates		201.5	—	201.5
Non-consolidated investments		209.5	—	209.5
Long-term IFRIC 4 loans	B.4.5	1,901.9	3,339.1	5,241.0
Non-current operating financial assets		—
Derivative instruments - Assets		249.0	—	249.0
Other non-current financial assets		692.5	-0.9	691.6
Deferred tax assets		1,127.3	7.4	1,134.7

Non-current assets		22,767.8	-271.6	22,496.2

Inventories and work-in-progress		646.2	-11.0	635.2
Operating receivables	B.4.6	10,112.3	311.8	10,424.1
Short-term IFRIC 4 loans	B.4.5	163.5	42.4	205.9
Current operating financial assets		—
Other short-term loans		221.2	—	221.2
Marketable securities		60.7	—	60.7
Cash and cash equivalents		2,336.1	—	2,336.1

Current assets		13,540.0	343.2	13,883.2

Assets of discontinued operations		1.6	—	1.6

Total assets		36,309.4	71.6	36,381.0

Share capital	B.2	2,039.4	—	2,039.4
Additional paid-in capital	B.2	6,499.1	—	6,499.1
Reserves and retained earnings attributable to equity holders of the parent	B.2	(4,735.9)	-12.4	(4,748.3)
Minority interests	B.2	1,890.9	-2.9	1,888.0

Equity		5,693.5	-15.3	5,678.2

Non-current provisions	B.4.7	1,613.6	7.8	1,621.4
Long-term borrowings		13,722.8	—	13,722.8
Derivative instruments - Liabilities		154.5	—	154.5
Other non-current liabilities		207.8	-4.1	203.7
Deferred tax liabilities	B.4.8	1,124.1	80.9	1,205.0

Non-current liabilities		16,822.8	84.6	16,907.4

Operating payables		10,374.3	-4.5	10,369.8
Current provisions	B.4.7	773.8	6.8	780.6
Short-term borrowings		2,138.2	—	2,138.2
Bank overdrafts and other cash position items		506.8	—	506.8

Current liabilities		13,793.1	2.3	13,795.4

Liabilities of discontinued operations		—	—	—

Total equity and liabilities		36,309.4	71.6	36,381.0

B.3.2 Consolidated Income Statement

(€ millions)	Notes	Year ended Dec. 31, 2005 Published	D12 Restatements	Year ended Dec. 31, 2005 Adjusted
Revenue	B.5.1	25,244.9	448.2	25,693.1

o/w Revenue from third-party financing activities	B.5.1	125.8	200.0	325.8
Cost of sales		(20,561.0)	-435.1	(20,996.1)
Selling costs		(478.5)	—	(478.5)
General and administrative expenses		(2,403.0)	5.4	(2,397.6)
Other operating revenue and expenses		90.5	-24.5	66.0

Operating income	B.5.2	1,892.9	-6.0	1,886.9

Finance costs, net		(713.4)	1.0	(712.4)
Other financial income (expenses)		30.5	-2.4	28.1
Income tax expense		(422.9)	0.5	(422.4)
Share of net income of associates		14.9	—	14.9

Net income from continuing operations		802.0	-6.9	795.1

Net income from discontinued operations		—	—	—

Net income for the year		802.0	-6.9	795.1

Attributable to Minority interests		179.0	-6.1	172.9

Attributable to Equity holders of the parent		623.0	-0.8	622.2

Net income attributable to equity holders of the parent per share
Diluted		1.59	—	1.59
Basic		1.60	-0.01	1.59

Net income from continuing operations per share
Diluted		2.04	-0.01	2.03
Basic		2.05	-0.01	2.04

Net income from continuing operations attributable to equity holders of the parent per share
Diluted		1.59	—	1.59
Basic		1.60	-0.01	1.59

B.3.3 Consolidated Cash Flow Statement

(€ millions)	Notes	Year ended Dec. 31, 2005 Published	D12 Restatements	Year ended Dec. 31, 2005 Adjusted
Net income for the year attributable to equity holders of the parent		623.0	-0.8	622.2
Minority interests		179.0	-6.1	172.9
Operating depreciation, amortization, provisions and impairment losses		1,829.3	-138.6	1,690.7
Financial amortization and impairment losses		(21.0)	—	(21.0)
Gains (losses) on disposal and dilution		(70.0)	—	(70.0)
Share of net income of associates		(14.9)	—	(14.9)
Dividends received		(6.5)	—	(6.5)
Finance costs, net		713.4	-1.0	712.4
Income tax expense		422.9	-0.5	422.4
Other		32.1	1.6	33.7

Operating cash flow before changes in working capital	B.6.1	3,687.3	-145.4	3,541.9

Changes in amounts receivable on D14 assets recognized on a stage of completion basis	B.6.2	—	-117.6	(117.6)
Changes in working capital, excluding amounts receivable on D14 assets recognized on a stage of completion basis	B.6.2	(52.2)	12.8	(39.4)
Income taxes paid		(338.8)	—	(338.8)

Net cash from operating activities		3,296.3	-250.2	3,046.1

Purchases of property, plant and equipment	B.6.3	(2,081.9)	362.4	(1,719.5)
Proceeds on disposal of property, plant and equipment		173.5	-4.7	168.8
Purchases of investments		(944.1)	—	(944.1)
Proceeds on disposal of investments		154.0	—	154.0
IFRIC 4 investment contracts:
New IFRIC 4 loans	B.6.4	(269.3)	269.3	—
Principal payments on IFRIC 4 loans	B.6.5	184.0	-184.0	—
Operating financial assets:
New operating financial assets	B.6.4	—	-513.4	(513.4)
Principal payments on operating financial assets	B.6.5	—	320.6	320.6
Dividends received		16.8	—	16.8
New long-term loans granted		(62.1)	—	(62.1)
Principal payments on long-term loans		55.7	—	55.7
Net decrease/(increase) in short-term loans		115.0	—	115.0
Sales and purchases of marketable securities		118.2	—	118.2

Net cash from (used in) investing activities		(2,540.2)	250.2	(2,290.0)

Net decrease in short-term borrowings		(2,936.2)	—	(2,936.2)
New long-term borrowings and other debt		3,134.1	0.7	3,134.8
Principal payments on long-term borrowings and other debt		(2,318.9)	-0.7	(2,319.6)
Proceeds on issue of shares		81.0	—	81.0
Purchase of treasury shares		—	—	—
Dividends paid		(374.0)	—	(374.0)
Interest paid		(738.8)	—	(738.8)

Net cash used in financing activities		(3,152.8)	—	(3,152.8)

Cash and cash equivalents at the beginning of the year		4,240.2	—	4,240.2

Effect of foreign exchange rate changes		(14.2)	—	(14.2)

Cash and cash equivalents at the end of the year		1,829.3	—	1,829.3

Cash and cash equivalents		2,336.1	—	2,336.1
- Bank overdrafts and other cash position items		506.8	—	506.8

Cash and cash equivalents at the end of the year		1,829.3	—	1,829.3

B.4 Analysis of the main balance sheet restatements

B.4.1 Goodwill

(€ millions)	As of Dec. 31, 2005 Published	D14	As of Dec. 31, 2005 Adjusted
Goodwill	4,863.1	-110.8	4,752.3

The restatements represent a full or partial transfer of goodwill balances to contractual rights.

B.4.2 Concession intangible assets

(€ millions)	As of Dec. 31, 2005 Published	D14	As of Dec. 31, 2005 Adjusted
Concession intangible assets	—	1,841.2	1,841.2

Concession intangible assets consist of assets financed by the Group under concession contracts as defined by draft interpretation D12, which do not satisfy D13 criteria for classification as operating financial assets, notably because payments for the use of the infrastructure assets are borne by users.

These assets are held by the Group divisions as follows:

✓	Water: €1,371.0 million, notably in Germany, France, Morocco and China

✓	Waste Management: €223.2 million, mainly incinerators without guaranteed volumes in France and the United Kingdom

✓	Energy Services: €247.0 million, representing heat networks in France and the Baltic States.

Concession intangible assets are mainly located in Europe (€1,379.4 million).

B.4.3 Other intangible assets

(€ millions)	As of Dec. 31, 2005 Published	D13	D14	Other	As of Dec. 31, 2005 Adjusted
Other intangible assets	1,171.5	-41.0	172.3	-21.4	1,281.4

The restatement of negative €41 million following application of draft interpretation D13 mainly corresponds to the transfer of Berlin contract intangible assets to operating financial assets (Water Division).

The impact of draft interpretation D14 mainly reflects the transfer of goodwill of €149.8 million to contractual rights.

B.4.4 Property, plant and equipment

(€ millions)	As of Dec. 31, 2005 Published	D13	D14	D13/D14 bifurcation	IFRIC4	IAS 16	As of Dec. 31, 2005 Adjusted
Publicly-owned utility networks	5,629.5	-3,141.5	-1,989.7	-287.5	-39.2	-171.6	0.0
Property, plant and equipment	6,722.0	—	—	—	—	172.0	6,894.0

Property, plant and equipment	12,351.5	-3,141.5	-1,989.7	-287.5	-39.2	0.4	6,894.0

Restatements to property, plant and equipment as a result of application of draft interpretation D12 involve the identification of D13 operating financial assets and D14 concession intangible assets.

Certain of the contracts analyzed lead to specific treatments in the accounts. The choice of the financial asset or intangible asset model is based on the identity “in substance” of the payer of the service. Nonetheless, certain contracts may include a payment commitment incumbent on the concession grantor. Where this is the case, the investment amount guaranteed by the concession grantor is recognized using the financial asset model and the residual balance is recognized using the intangible asset model. These restatements are presented in the “D13/D14 bifurcation” column and primarily concern incinerators in the Waste Management Division.

The Group owns infrastructures that do not fall within the application scope of draft interpretation D12 as at least one of the three qualifying criteria (service to public, control or regulation of services and price setting, return of the infrastructure) are not satisfied. Where this is the case, the infrastructure is recognized in accordance with IFRIC4 or IAS 16.

Adjusted property, plant and equipment as of December 31, 2005 break down as follows:

✓	Water: €2,107.0 million, mainly assets not allocated to a specific contract and UK assets

✓	Waste Management: €2,829.8 million, representing industrial plant (landfill sites, vehicles, etc.)

✓	Energy Services: €819.4 million, mainly assets not allocated to a specific contract and energy production and conversion equipment

✓	Transportation: €1,066.5 million, mainly rolling stock and warehouses

✓	Other: €71.3 million

B.4.5 Operating financial assets (non-current and current)

(€ millions)	As of Dec. 31, 2005 Published	D13	IFRIC4	As of Dec. 31, 2005 Adjusted
Long-term IFRIC 4 loans	1,901.9	-608.0	33.2	1,327.1
Long-term D13 loans	—	3,913.9	—	3,913.9

Non-current operating financial assets	1,901.9	3,305.9	33.2	5,241.0

Short-term IFRIC 4 loans	163.5	-8.5	10.2	165.2
Short-term D13 loans	—	40.7	—	40.7

Current operating financial assets	163.5	32.2	10.2	205.9

Operating financial assets	2,065.4	3,338.1	43.4	5,446.9

These headings record loans relating to concession contracts satisfying the criteria laid down in draft interpretations D12 and D13 and loans relating to contracts recognized in accordance with IFRIC4.

Certain assets recognized in accordance with IFRIC 4 as of December 31, 2005, also satisfy the criteria for recognition in accordance with draft interpretations D12 and D13 and have therefore been reclassified. Such assets have a net carrying amount of €608 million and concern BOT (Build operating and transfer) contracts in the Water Division and incinerators in the Waste Management Division.

Operating financial assets break down by division as follows:

(€ millions)	IFRIC4	D13	Total
Water	502.8	3,264.4	3,767.2
Waste Management	120.3	627.7	748.0
Energy Services	795.0	25.9	820.9
Transportation	74.2	30.2	104.4
Other	—	6.4	6.4

Veolia Group	1,492.3	3,954.6	5,446.9

Operating financial assets in the Water Division mainly comprise infrastructure assets relating to the Berlin contract (€2.8 billion) and BOT contracts. In the Waste Management Division operating financial assets comprise incinerators and in the Energy Services Division they comprise cogeneration assets.

Note that pursuant to the financial asset model (D13), revenue generated by the construction of the underlying infrastructure is recognized on a stage of completion basis (in accordance with IAS 11). The corresponding entry in the balance sheet is recognized in loans. This is notably the case for BOT contracts and incinerators.

B.4.6 Operating receivables

(€ millions)	As of Dec. 31, 2005 Published	D14	As of Dec. 31, 2005 adjusted
Operating receivables	10,112.3	311.8	10,424.1

Under the intangible asset model (D14), revenue generated by the construction of the underlying infrastructure is recognized on a stage of completion basis (in accordance with IAS 11). The corresponding entry in the balance sheet is recognized in operating receivables.

As of December 31, 2005, this restatement mainly concerned the Water Division in the amount of €276.9 million.

B.4.7 Provisions (non-current and current)

(€ millions)	As of Dec. 31, 2005 Published	D14	Other	As of Dec. 31, 2005 Adjusted
Non-current provisions	1,613.6	7.1	0.7	1,621.4
Current provisions	773.8	6.8		780.6

Provisions	2,387.4	13.9	0.7	2,402.0

B.4.8 Deferred tax liabilities

(€ millions)	As of Dec. 31, 2005 Published	D14	Other	As of Dec. 31, 2005 Adjusted
Deferred tax liabilities	1,124.1	75.0	5.9	1,205.0

D14 restatements mainly concern the reclassification of goodwill as intangible rights (please refer to B.4.1 and B.4.3) and provision restatements (please refer to B.4.7).

B.5 Analysis of the main income statement restatements

B.5.1 Revenue

(€ millions)	Year ended Dec. 31, 2005 Published	Remuneration of operating financial assets	Cancellation flows linked to PP&E	Revenue recognized on a stage of completion basis	Other	Year ended Dec. 31, 2005 Adjusted
Water	8,888.7	161.3	-266.1	351.1	-0.8	9,134.2
Waste Management	6,604.1	34.1	-0.1	110.6		6,748.7
Energy Services	5,402.4	1.3	-3.2	63.1		5,463.6
Transportation	4,349.7	3.3	-3.7	—	-2.7	4,346.6

Revenue	25,244.9	200.0	-273.1	524.8	-3.5	25,693.1

The cancellation of flows linked to property, plant and equipment mainly corresponds to the application of the operating financial asset model to the Berlin contract (-€264 million). This reclassification led to the cancellation of fees of €143 million remunerating certain infrastructure assets and income of €121 million received in respect of the obsolescence of certain assets.

Restatements relating to the recognition of revenue on a stage of completion basis concern contracts recognized in accordance with the operating financial asset model in the amount of €278 million and contracts recognized in accordance with the concession intangible asset model in the amount of €247 million. The inclusion of income of €115 million in respect of contracts recognized in accordance with IFRIC4, brings revenue recognized on a stage of completion basis to €640 million.

Taking into account draft interpretation D12 restatements, total remuneration on operating financial assets, including contracts recognized in accordance with IFRIC4, is €325.8 million.

B.5.2 Operating income

(€ millions)	Year ended Dec. 31, 2005 Published	D13	D14	D13/D14 bifurcation	Other	Year ended Dec. 31, 2005 Adjusted
Water	1,007.3	-8.7	-0.7	—	4.4	1,002.3
Waste Management	530.5	14.3	-8.9	5.8	1.9	543.6
Energy Services	326.1	—	-12.1	0.5	0.8	315.3
Transportation	114.1	0.2	—	—	-3.5	110.8
Other	-85.1	—	—	—	—	-85.1

Net income	1,892.9	5.8	-21.7	6.3	3.6	1,886.9

B.6 Analysis of the main cash flow statement restatements

B.6.1 Operating cash flow before changes in working capital

(€ millions)	Year ended Dec. 31, 2005 Published	D13	D14	D13/D14 bifurcation	Other	Year ended Dec. 31, 2005 Adjusted
Operating cash flow before changes in working capital	3,687.3	-138.0	-11.2	4.3	-0.5	3,541.9

The restatements primarily concern the portion of revenue allocated to cancel charges to depreciation and amortization in the amount of -€138 million, including -€121 million in respect of the Berlin contract (please refer to B.5.1).

B.6.2 Changes in working capital

(€ millions)	Year ended Dec. 31, 2005 Published	D13	D14	D13/D14 bifurcation	Year ended Dec. 31, 2005 Adjusted
Change in D14 loans/assets recognized on a stage of completion basis	—	—	-111.6	-6.0	(117.6)
Change in other working capital requirements	(52.2)	-0.4	2.5	10.7	(39.4)

Change in working capital	(52.2)	-0.4	-109.1	4.7	(157.0)

Restatements mainly consist of an amount of –€117.6 million, resulting from application of the D14 intangible asset model. Under this model, revenue from the construction of infrastructure assets is recognized on a stage of completion basis (in accordance with IAS 11). The corresponding entry in the balance sheet is recognized in operating receivables. On completion of the construction phase, the operator “swaps” the operating receivable on the concession grantor for an operating right recognized in concession intangible assets. This restatement primarily concerns the Water Division (-€83.8 million).

B.6.3 Purchases of property, plant and equipment

(€ millions)	Year ended Dec. 31, 2005 Published	D13	D14	D13/D14 bifurcation	Other	Year ended Dec. 31, 2005 Adjusted
Purchases of property, plant and equipment	(2,081.9)	177.1	119.6	61.7	4.0	(1,719.5)

The €177.1 million decrease in purchases of property, plant and equipment attributable to the financial asset model (D13) corresponds to the reclassification of assets as operating financial assets (please refer to B.6.4).

The €119.6 million decrease in purchases of property, plant and equipment attributable to the intangible asset model (D14) corresponds to the reclassification of purchases relating to infrastructure assets under construction as changes in working capital (please refer to B.6.2)

The €61.7 million decrease in purchases of property, plant and equipment attributable to a combination of the D13 and D14 models, corresponds to reclassifications as operating financial assets (please refer to B.6.4) and mainly concerns incinerators in the Waste Management Division.

B.6.4 New operating financial assets

(€ millions)	Year ended Dec. 31, 2005 Published	D13	D13/D14 bifurcation	Other	Year ended Dec. 31, 2005 Adjusted
New operating financial assets	(269.3)	-170.4	-68.5	-5.2	(513.4)

These restatements represent the corresponding entries to the restatements presented in note B.6.3 and concern incinerators, BOT contracts and investments relating to the Berlin contract.

B.6.5 Principal payments on operating financial assets

(€ millions)	Year ended Dec. 31, 2005 Published	D13	D13/D14 bifurcation	Other	Year ended Dec. 31, 2005 Adjusted
Principal payments on operating financial assets	184.0	133.3	1.8	1.5	320.6

The restatements of €136.6 million mainly correspond to the portion of revenue allocated to principal loan payments in respect of infrastructure assets (please refer to B.6.1). This income, which is included in the published 2005 revenue figure, is now excluded from revenue and recognized as an operating financial asset repayment flow. It mainly corresponds to the reduction in operating cash flow.

C ANALYSIS OF THE IMPACT OF INTERPRETATION D12 ON THE INTERIM FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2005

C.1 Consolidated income statements for the half-year ended June 30, 2005, adjusted

(€ millions)	Notes	Half-year ended June 30, 2005 Published	D12 Restatements	Half-year ended June 30, 2005 Adjusted
Revenue	C.1.1	12,148.3	158.5	12,306.8

o/w Revenue from third-party financing activities		53.2	110.7	163.9
Cost of sales		(9,939.6)	-141.3	(10,080.9)
Selling costs		(222.0)	—	(222.0)
General and administrative expenses		(1,129.1)	2.7	(1,126.4)
Other operating revenue and expenses		95.2	-13.2	82.0

Operating income	C.1.2	952.8	6.7	959.5

Finance costs, net		(324.1)	-9.0	(333.1)
Other financial income (expenses)		30.0	-1.3	28.7
Income tax expense		(236.7)	0.7	(236.0)
Share of net income of associates		5.6	—	5.6

Net income from continuing operations		427.6	-2.9	424.7

Net income from discontinued operations		—	—	—

Net income for the period		427.6	-2.9	424.7
Attributable to Minority interests		108.5	-0.7	107.8

Attributable to Equity holders of the parent		319.1	-2.2	316.9

Net income attributable to equity holders of the parent per share
Basic		0.82	-0.01	0.81
Diluted		0.81	—	0.81

Net income from continuing operations attributable to equity holders of the parent per share
Basic		0.82	-0.01	0.81
Diluted		0.81	—	0.81

C.1.1 Revenue

(€ millions)	Half-year ended June 30, 2005 Published	Remuneration of operating financial assets	Cancellation flows linked to PP&E	Revenue recognized on a stage of completion basis	Other	Half-year ended June 30, 2005 Adjusted
Water	4,207.2	93.6	-145.8	140.0	-0.5	4,294.5
Waste Management	3,162.1	14.8	-0.1	41.3	—	3,218.1
Energy Services	2,690.3	0.9	-0.6	15.4	—	2,706.0
Transportation	2,088.7	1.4	-0.4	—	-1.5	2,088.2

Revenue	12,148.3	110.7	-146.9	196.7	-2.0	12,306.8

The cancellation of flows linked to property, plant and equipment mainly corresponds to the application of the operating financial asset model to the Berlin contract (-€132 million). This reclassification results in the cancellation of fees of €61 million remunerating certain infrastructure assets and of income of €71 million received in respect of the obsolescence of certain assets.

Restatements relating to the recognition of revenue on a stage of completion basis concern contracts recognized in accordance with the operating financial asset model in the amount of €112 million and contracts recognized in accordance with the concession intangible asset model in the amount of €85 million. The inclusion of income of €77 million in respect of contracts recognized in accordance with IFRIC4, brings revenue recognized on a stage of completion basis to €274 million.

Taking into account draft interpretation D12 restatements, total remuneration on operating financial assets, including contracts recognized in accordance with IFRIC4, is €163.9 million.

C.1.2 Operating income

(€ millions)	Half-year ended June 30, 2005 Published	D13	D14	D13/D14 bifurcation	Other	Half-year ended June 30, 2005 Adjusted
Water	459.0	-2.5	-0.9	—	7.3	462.9
Waste Management	247.5	5.2	-9.2	2.8	0.9	247.2
Energy Services	225.1	—	1.8	0.4	1.0	228.3
Transportation	60.1	0.3	—	—	-0.4	60.0
Other	(38.9)	—	—	—	—	(38.9)

Operating income	952.8	3.0	-8.3	3.2	8.8	959.5

C.2 Consolidated cash flow statement for the half-year ended June 30, 2005

(€ millions)	Notes	Half-year ended June 30, 2005 Published	D12 restatements	Half-year ended June 30, 2005 Adjusted
Net income for the period attributable to equity holders of the parent		319.1	-2.2	316,.9
Minority interests		108.5	-0.7	107.8
Operating depreciation, amortization, provisions & impairment losses		860.6	-65.2	795.4
Financial amortization and impairment losses		(24.9)	0.2	(24.7)
Gains (losses) on disposal and dilution		(33.9)	-0.2	(34.1)
Share of net income of associates		(5.6)	—	(5.6)
Dividends received		(4.0)	—	(4.0)
Finance costs, net		324.1	9.0	333.1
Income tax expense		236.9	-0.7	236.2
Other		4.9	0.8	5.7

Operating cash flow before changes in working capital	C.2.1	1,785.7	-59.0	1,726.7

Changes in amounts receivable on D14 assets recognized on a stage of completion basis	C.2.2	—	-56.0	(56.0)
Changes in working capital, excluding amounts receivable on D14 assets recognized on a stage of completion basis	C.2.2	(195.8)	4.3	(191.5)
Income taxes paid		(176.0)	—	(176.0)

Net cash from operating activities		1,413.9	-110.7	1,303.2

Purchases of property, plant and equipment	C.2.3	(868.1)	147.0	(721.1)
Proceeds on disposal of property, plant and equipment		74.1	-0.6	73.5
Purchases of investments		(464.4)	—	(464.4)
Proceeds on disposal of investments		87.1	—	87.1
IFRIC 4 investment contracts:
New IFRIC 4 loans	C.2.4	(84.3)	84.3	—
Principal payments on IFRIC 4 loans	C.2.5	82.8	-82.8	—
Operating financial assets:
New operating financial assets	C.2.4	—	-183.7	(183.7)
Principal payments on operating financial assets	C.2.5	—	155.5	155.5
Dividends received		9.5	—	9.5
New long-term loans granted		(340.8)	—	(340.8)
Principal payments on long-term loans		374.9	—	374.9
Net decrease/(increase) in short-term loans		30.4	—	30.4
Sales and purchases of marketable securities		123.4	—	123.4

Net cash from (used in) investing activities		(975.4)	119.7	(855.7)

Net decrease in short-term borrowings		(1,580.1)	—	(1,580.1)
New long-term borrowings and other debt		1,399.7	—	1,399.7
Principal payments on long-term borrowings and other debt		(1,397.3)	—	(1,397.3)
Proceeds on issue of shares		—	—	—
Purchase of treasury shares		—	—	—
Dividends paid		(352.4)	—	(352.4)
Interest paid		(248.0)	—	(248.0)

Net cash used in financing activities		(2,178.1)	—	(2,178.1)

Cash and cash equivalents at the beginning of the year		4,240.2	—	4,240.2
Effect of foreign exchange rate changes		129.1	-9.0	120.1

Cash and cash equivalents at the end of the year		2,629.7	—	2,629.7

Cash and cash equivalents		3,171.1	—	3,171.1
- Bank overdrafts and other cash position items		541.4	—	541.4

Cash and cash equivalents at the end of the year		2,629.7	—	2,629.7

C.2.1 Operating cash flow before changes in working capital

(€ millions)	Half-year ended June 30, 2005 Published	D13	D14	D13/D14 bifurcation	Other	Half-year ended June 30, 2005 Adjusted
Operating cash flow before changes in working capital	1,785.7	-56.8	-4.6	2.8	-0.4	1,726.7

The restatements primarily concern the portion of revenue allocated to cancel charges to depreciation and amortization (-€56.8 million), mainly in respect of the Berlin contract (please refer to C.1.1).

C.2.2 Changes in working capital

(€ millions)	Half-year ended June 30, 2005 Published	D13	D14	D13/D14 bifurcation	Half-year ended June 30, 2005 Adjusted
Change in D14 loans/assets recognized on a stage of completion basis	—	—	-52.7	-3.3	(56.0)
Other changes in working capital items	(195.8)	-0.2	2.9	1.6	(191.5)

Changes in working capital	(195.8)	-0.2	-49.8	-1.7	(247.5)

Restatements mainly consist of an amount of –€56.0 million, resulting from application of the D14 intangible asset model. Under this model, revenue from the construction of infrastructure assets is recognized on a stage of completion basis (in accordance with IAS 11). The corresponding entry in the balance sheet is recognized in operating receivables. On completion of the construction phase, the operator “swaps” the operating receivable on the concession grantor for an operating right recognized in concession intangible assets. This restatement primarily concerns the Water Division (-€41.3 million)

C.2.3 Purchases of property, plant and equipment

(€ millions)	Half-year ended June 30, 2005 Published	D13	D14	D13/D14 bifurcation	Other	Half-year ended June 30, 2005 Adjusted
Purchases of property, plant and equipment	(868.1)	68.3	54.0	24.8	-0.1	(721.1)

The €68.3 million decrease in purchases of property, plant and equipment attributable to the financial asset model (D13) corresponds to the reclassification of assets as operating financial assets (please refer to C.2.4).

The €54 million decrease in purchases of property, plant and equipment attributable to the intangible asset model (D14) corresponds to the reclassification of purchases relating to infrastructure assets under construction as changes in working capital (please refer to C.2.2)

The €24.8 million decrease in purchases of property, plant and equipment attributable to a bifurcation of the D13 and D14 models, corresponds to reclassifications as operating financial assets (please refer to C.2.4) and mainly concerns the Waste Management Division.

C.2.4 New operating financial assets

(€ millions)	Half-year ended June 30, 2005 Published	D13	D13/D14 bifurcation	Other	Half-year ended June 30, 2005 Adjusted
New operating financial assets	(84.3)	-71.9	-26.6	-0.9	(183.7)

These restatements represent the corresponding entries to the restatements presented in note C.2.3 and concern incinerators, BOT contracts and investments relating to the Berlin contract.

C.2.5 Principal payments on operating financial assets

(€ millions)	Half-year ended June 30, 2005 Published	D13	D13/D14 bifurcation	I4	Half-year ended June 30, 2005 Adjusted
Principal payments on operating financial assets	82.8	68.9	2.4	1.4	155.5

The restatements of €72.7 million mainly correspond to the portion of revenue allocated to principal loan payments in respect of infrastructure assets. This income, which is included in the published 2005 revenue figure, is now excluded from revenue and recognized as an operating financial asset repayment flow (please refer to C.2.5). It mainly corresponds to the reduction in operating cash flow.

20.6.2 Statutory Auditors’ Review Report on the half-year financial information for 2006

This is a free translation into English of the statutory auditors’ review report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity of Statutory Auditors and in accordance with the requirements of Article L. 232-7 of the French Commercial Law (Code de commerce), we hereby report to you on:

-	the review of the accompanying condensed half-year consolidated financial statements of VEOLIA ENVIRONNEMENT for the six-month period ended June 30, 2006;

-	the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all the significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – standards of the IFRSs as adopted by the European Union applicable to interim financial information.

Without qualifying our opinion, we would like to draw attention to the matter discussed in notes A.1.2 and A.1.3 relating to the change in accounting method relative to the accountability of concessions according to the IFRIC D12/D13/D14 draft interpretation applied by the Company, retrospectively and for the first time.

In accordance with professional standards applicable in France, we have also verified the information given in the half-year management report commenting the condensed half-year consolidated financial statements subject of our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Paris La Défense and Neuilly-sur-Seine, on September 18, 2006.

The Statutory Auditors

SALUSTRO REYDEL		ERNST & YOUNG et AUTRES
Member of KPMG International

Bertrand Vialatte	Bernard Cattenoz	Jean Bouquot	Patrick Gounelle

Chapter 21 – Additional information on share capital and statutory provisions

21.1 SHARE CAPITAL

21.1.1 Share capital as of September 14, 2006

On September 14, 2006, the Board of Directors approved the Company’s capital increase following the exercise, in the first half of 2006, of stock options and share warrants which led to the issue of 991,894 new shares and a related capital increase of €4,959,470.

This increase raised share capital of Veolia Environnement on that date to €2,044,322,500 divided into 408,864,500 fully-paid shares, all of the same class, with a par value of 5 euros each.

21.1.2 Veolia Environnement on the Stock Exchange

Veolia Environnement shares have been admitted for trading on Eurolist of Euronext Paris6 (compartment A) since July 20, 2000, under ISIN FR 0000124141-VIE, Reuters VIE. PA code and Bloomberg VIE. FP code and they qualify for the Deferred Settlement Service (DSS). The Company’s shares have also been listed on the New York Stock Exchange in the form of American Depositary Receipts (ADR) under the symbol VE since October 5, 2001.

Since August 8, 2001, the shares have been included in the CAC 40, a widely followed equity index of 40 major French stocks published by Euronext Paris.

The tables below describe the stock prices and the transaction volumes for Veolia Environnement shares over the last 18 months, first, on the Eurolist of Euronext, and second on the New York Stock Exchange.

[6]	Former Premier Marché of Euronext Paris, now Eurolist of Euronext since February 21, 2005.

Eurolist of Euronext

Year (month/quarter)	Price (in euros)		Transactions in number of securities
	High	Low
2006
August	44.00	40.11	31,902,279
July	42.85	38.61	44,708,949
Second quarter	49.45	36.49	150,220,240
June	44.68	36.49	63,913,699
May	49.45	42.35	52,511,763
April	48.73	44.93	33,794,778
First quarter	46.40	37.82	97,177,963
March	46.40	43.21	36,690,010
February	46.19	40.96	28,715,281
January	41.37	37.82	31,675,272
2005
Fourth quarter	39.14	33.80	98,720,710
December	39.14	36.26	27,207,376
November	36.64	34.26	37,216,352
October	36.28	33.8	34,296,982
Third quarter	35.40	29.56	102,226,963
September	35.40	32.95	36,768,020
August	33.20	31.23	28,715,094
July	32.49	29.56	36,743,849
Second quarter	31.82	27.17	110,251,403
June	31.62	29.51	29,145,254
May	31.82	29.21	44 ,734,280
April	29.50	27.17	36,371,869
First quarter	28.42	25.21	122,493,492
March	27.80	25.24	42,593,017

Source: Euronext Paris.

New York Stock Exchange

Year (months/quarter)	Price (in dollars)		Transactions in number of shares
	High	Low
2006
August	56.56	51.65	1,171,000
July	55.00	48.80	2,318,900
Second quarter	62.70	46.14	4,357,400
June	57.49	46.14	2,124,800
May	62.70	54.91	1,336,400
April	60.50	55.15	896,200
First quarter	56.40	46.15	2,069,500
March	56.40	52.00	1,029,400
February	54.35	48.67	634,900
January	51.04	46.15	405,200
2005
Fourth quarter	46.43	40.70	982,900
December	46.43	42.57	326,800
November	42.99	40.70	312,900
October	43.62	41.00	343,200
Third quarter	43.45	35.75	729,500
September	43.45	41.05	264,400
August	41.10	38.21	250,000
July	39.11	35.75	215,100
Second quarter	39.65	35.24	1,340,600
June	38.75	36.17	403,500
May	39.65	37.73	546,100
April	38.33	35.24	391,000
First quarter	36.46	33.07	682,700
March	35.75	33.77	347,200

Source: Bank of New York.

Chapter 24 – Documents accessible to the public

Veolia Environnement press releases, annual reference documents including, in particular, its historical financial information filed with the AMF as well as the updates, just as the US annual reports (Forms 20-F) filed with the US Securities and Exchange Commission, can be consulted on the Company’s website at: www.veoliaenvironnement.com, and a copy can be obtained from the head office at 36/38 avenue Kléber in Paris.

The “annual information document” required in application of directive 2003/71/CE of article 221-1-1 of the AMF’s General Regulations mentioning all the information Veolia Environnement has published and rendered public in the last twelve months in France, in the other member States and in the United States to meet its obligations under stock market and securities regulations, is available on the Company’s website at the address indicated above and on the AMF website at: www.amf-france.org.

Veolia Environnement bylaws together with the minutes of General Meetings of Shareholders, statutory auditors’ reports and all other corporate documents can be consulted at the Company’s head office.

INVESTOR RELATIONS

Madame Nathalie PINON

Investor Relations Officer

Telephone: 33 1 71 75 01 67

Address: 36/38, avenue Kléber, 75116 Paris (head office).

WEBSITES

General information about the Company:

www.veoliaenvironnement.com

Financial information:

www.veolia-finance.com

Direct access to the general information section for private shareholders:

www.actionnaires.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 12, 2006

VEOLIA ENVIRONNEMENT

By:	/s/ Alain Tchernonog
Name:	Alain Tchernonog
Title:	General Counsel